Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

December 21, 2016

among

INVENSENSE, INC.,

TDK CORPORATION

and

TDK SENSOR SOLUTIONS CORPORATION

i

ii

SCHEDULES

Company Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of December 21, 2016 among InvenSense, Inc., a Delaware corporation (the “Company”), TDK Corporation, a company organized under the laws of Japan (“Parent”), and TDK Sensor Solutions Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will acquire the Company by means of a merger of Merger Subsidiary with and into the Company in accordance with Delaware Law, with the Company surviving the Merger as a wholly owned indirect subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company has, upon the terms and subject to the conditions set forth herein, (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby in accordance with Delaware Law and (iii) subject to the terms and conditions of this Agreement, resolved to recommend that the Company’s stockholders approve and adopt this Agreement;

WHEREAS, the respective Boards of Directors of Parent and Merger Subsidiary have, upon the terms and subject to the conditions set forth herein, (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of Parent and Merger Subsidiary and their respective stockholders and (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, as a condition and inducement to Parent’s and Merger Subsidiary’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the Company are entering into voting agreements with Parent and Merger Subsidiary (the “Voting Agreements”); and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of (A) 20% or more of the consolidated assets of the Company and its Subsidiaries or (B) 20% or more of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, joint venture (other than as set forth on Section 1.01(a) of the Company Disclosure Schedule) or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Antitrust Laws” means the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act, and all other federal, state, foreign or supranational laws or orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Bid” means any outstanding quotation, bid or proposal by the Company or any Company Subsidiary which, if accepted or awarded, would lead to a Government Contract for the supply of goods, licensing of property, or provision of services by the Company or any Company Subsidiary.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in San Francisco, California or Tokyo, Japan are authorized or required by Applicable Law to be closed.

“Call Spread Warrants” means, collectively, (i) the base warrant confirmation, dated November 6, 2013, between the Company and Goldman, Sachs & Co. in reference to the Company Notes and (ii) the additional warrant confirmation, dated November 7, 2013, between the Company and Goldman, Sachs & Co. in reference to the Company Notes, which collectively provide for the issuance of shares by the Company at an exercise price of $28.656 per share (subject to adjustment as set forth therein).

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as a CFIUS member agency.

“CFIUS Approval” means (i) a written notice issued by CFIUS that the transactions contemplated by this Agreement are not covered transactions and not subject to review under Applicable Law, (ii) a written notice issued by CFIUS indicating that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement and that CFIUS has concluded its review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by this Agreement or (iii) if CFIUS has sent a report to the President of the United States requesting the President’s decision, then (A) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (B) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the date the President received such report from CFIUS.

“CFIUS Turndown” means (A) (1) prior to the conclusion of all action under Section 721 of Title VII of the Defense Production Act of 1950, Parent withdraws the notification to CFIUS and does not re-file a CFIUS notification within 20 Business Days, or such different period of time agreed upon by the Parent and the Company, or (2) CFIUS has completed its review or investigation and determined it has unresolved national security concerns and Parent unilaterally withdraws, or the Parties by mutual written agreement withdraw, the CFIUS filing and Parent does not re-file a CFIUS notification within 20 Business Days, or such different period of time agreed upon by the parties, or (B) the President takes action to prohibit the transactions contemplated by this Agreement.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor union, labor organization, works council or other authorized employee representative representing Service Providers.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended April 3, 2016 filed with the SEC.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of October 2, 2016, and the footnotes thereto set forth in the Company’s Quarterly Report on Form 10-Q filed with the SEC.

“Company Balance Sheet Date” means October 2, 2016.

“Company Bylaws” means the bylaws of the Company, as amended and restated as of the date of the Agreement.

“Company Certificate” means the Certificate of Incorporation of the Company as amended, amended and restated and supplemented and in effect on the date hereof.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Hedge Options” means, collectively, (i) the base call option confirmation, dated November 6, 2013, between the Company and Goldman, Sachs & Co. in reference to the Company Notes and (ii) the additional call option confirmation, dated November 7, 2013, between the Company and Goldman, Sachs & Co. in reference to the Company Notes.

“Company Notes” means the 1.75% Convertible Senior Notes due 2018 issued by the Company pursuant to the Company Notes Indenture.

“Company Notes Indenture” means the Indenture, dated as of November 13, 2013, between the Company, as Issuer, and Wells Fargo Bank, National Association, as Trustee.

“Company Restricted Stock” means Company Stock subject to forfeiture restrictions granted under any Company Stock Plan.

“Company RSU” means a restricted stock unit in respect of one or more shares of Company Stock granted under any Company Stock Plan.

“Company Software” means any software owned by or purported to be owned by the Company or any Company Subsidiary and distributed or otherwise provided by the Company or any Company Subsidiary to any other Person.

“Company Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Stock Option” means an option to purchase one or more shares of Company Stock granted under any Company Stock Plan.

“Company Stock Plans” means, collectively, (i) the 2011 Stock Incentive Plan and (ii) the 2004 Stock Incentive Plan, as amended September 18, 2009.

“Contract” means any legally binding contract, agreement, arrangement or understanding.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Department of Labor” means the United States Department of Labor.

“DPA” means Section 721 of the Defense Production Act of 1950, including the implementing regulations thereof codified at 31 C.F.R. Part 800.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, salary continuation, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its ERISA Affiliates for the current or future benefit of any current or former Service Provider or (y) for which the Company or any Company Subsidiary has any direct or indirect liability.

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority or other Third Party, relating to human health and safety, the environment or to Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any Company Subsidiary as currently or formerly conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” with respect to any entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“ESPP” means the Company’s 2013 Employee Stock Purchase Plan, as amended on September 16, 2016.

“Exchange Act” means the Securities Exchange Act of 1934.

“GAAP” means generally accepted accounting principles in the United States.

“Government Contract” means any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement or other commitment of any kind between the Company or any Company Subsidiary, on the one hand, and any Governmental Authority or prime contractor or subcontractor to a Governmental Authority, on the other hand.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means any and all intellectual property or similar proprietary rights throughout the world, including any and all (i) trademarks, service marks, brand names, certification marks, trade dress, logos, social media accounts, Internet domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, industrial and utility models, industrial designs, petty patents, design patents, certificates of invention, patents, applications for patents (including divisions, continuations, provisionals, non-provisionals, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (iv) computer software (including source code, object code, firmware, operating systems and specifications), (v) trade secrets and other confidential information (including ideas, formulas, compositions, know-how, algorithms, processes, methods and techniques, research and development information, customer and supplier information and accounts, drawings, specifications, designs, proposals, technical data, financial and marketing plans), (vi) moral rights, database rights, design rights, and industrial property rights, and (vii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“International Plan” means any Employee Plan that is not a US Plan.

“IRS” means the Internal Revenue Service.

“knowledge” means, with respect to the Company, the actual knowledge after due inquiry of the individuals set forth on Section 1.01(b) of the Company Disclosure Schedule.

“Legal Proceeding” means any audit, action, lawsuit, litigation, arbitration, hearing, or proceeding (including civil, criminal, administrative or appellate proceeding) commenced, brought or conducted or heard by or before or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, (i) with respect to the Company and any Company Subsidiary, any event, occurrence, condition, state of facts, circumstances, change or effect that (A) has had or would reasonably be expect to have, individually or in the aggregate, a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole or (B) would prevent the ability of the Company to consummate the transactions contemplated hereby; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (1) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world in which the Company or any Company Subsidiary has material operations, including as a result of changes in geopolitical conditions, (2) general changes or developments in the industries in which the Company or any Company Subsidiary operates, (3) changes resulting from the public announcement of this Agreement or pendency of the Merger arising from the identity of Parent or its Affiliates; provided that this clause (3) shall not apply with respect to any representation or warranty, or any condition to the consummation of the Merger to the extent related thereto, that by its terms addresses the consequences of the announcement or pendency of the transactions contemplated by this Agreement, including Section 4.04, (4) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, (5) any hurricane, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (6) any decline in the market price or trading volume of the Company Stock or the credit rating of the Company (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), (7) any claim or Legal Proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) against the Company or its directors for breaches of fiduciary duties or as class action claims arising out of the Merger or in connection with any other transactions contemplated by this Agreement or (8) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such failure or decline may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to, a Material Adverse Effect); except in the cases of clauses (1), (2),or (4) to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect); and (ii) with respect to Parent or Merger Subsidiary, any event, occurrence, condition, state of facts, circumstances, change or effect that would prevent the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby.

“Open Source Materials” means software or other subject matter that is distributed under any of the following open source, free or substantially similar licenses: any license that requires source code or other underlying source to be made available in connection with any license, sublicense or distribution of such software, including, the GNU General Public License and the GNU Lesser General Public License, and any derivative of any of the foregoing licenses, or any other license approved as or meeting the definition of an open source license by the Open Source Initiative or free software by the Free Software Foundation.

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any Company Subsidiary.

“Parent Termination Fee” means US$46,700,000.

“Permitted Lien” means (i) Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and, if required by GAAP, for which adequate reserves have been established in the Company Balance Sheet in accordance with GAAP, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar statutory liens or other encumbrances arising in the ordinary course of business by operation of Applicable Law, (iii) statutory liens securing payments not yet due and payable, including liens of lessors pursuant to the terms of any lease, (iv) Liens on the interests of the landlords under the Company Leases, (v) such imperfections or irregularities of title, Liens, charges, easements, covenants and other restrictions or encumbrances as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as currently conducted; easements, rights of way or other similar matters or restrictions or exclusions relating to real property which would be shown by a current title report or other similar report, (vi) pledges or deposits made in the ordinary course of business consistent with past practices to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (vii) requirements and restrictions of zoning, building and other Applicable Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the business of the Company and the Company Subsidiaries, (viii) non-exclusive licenses of rights in Intellectual Property Rights made in the ordinary course of business consistent with past practice, (ix) Liens created by any of the Contracts and listed in Section 1.01(c) of the Company Disclosure Schedule, and (x) Liens incurred in the ordinary course of business consistent with past practice in connection with any purchase money security interests, equipment leases or similar financing arrangements.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Service Provider” means any director, officer, employee of the Company or any Company Subsidiary or any individual independent contractor retained by the Company or any Company Subsidiary.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person, including any entity of which such Person is a general partner or managing member.

“Takeover Statutes” means any antitakeover or similar statute or regulation that applies or purports to apply to any transaction contemplated by this Agreement, including any “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates.

“US Plan” means any Employee Plan that covers Service Providers located primarily within the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any equivalent foreign, state or local Law.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Anti-Corruption Laws	Section 4.12(c)
Adverse Recommendation Change	Section 6.03(a)
Agreement	Preamble
Book Entry Shares	Section 2.02(a)
Bribery Act	Section 4.12(c)
Certificate	Section 2.02(a)
Clearance Date	Section 6.02(b)
Closing	Section 2.01(b)
Closing Date	Section 2.01(b)
Company	Preamble
Company Board Recommendation	Section 4.02(b)
Company Financial Statements	Section 4.08(a)
Company Permits	Section 4.12(b)
Company SEC Documents	Section 4.07(a)
Company Securities	Section 4.05(c)
Company Stockholder Approval	Section 4.02(a)
Company Stockholder Meeting	Section 6.02(c)
Company Subsidiary	Section 4.05(f)
Confidentiality Agreement	Section 6.03(b)(i)
Covered Employee	Section 7.03(a)
Dissenting Shares	Section 2.05(a)
D&O Insurance	Section 7.02(c)
Effective Time	Section 2.01(c)
e-mail	Section 11.01
End Date	Section 10.01(b)(i)
Export Approvals	Section 4.12(e)
FCPA	Section 4.12(c)

Term	Section
Indemnification Contracts	Section 7.02(a)
Indemnified Person	Section 7.02(a)
Insurance Policies	Section 4.22
Intervening Event	Section 6.03(f)
Leased Real Property	Section 4.14(b)
Major Customer	Section 4.21(a)
Major Distributor	Section 4.21(c)
Major Supplier	Section 4.21(b)
Material Contract	Section 4.19(a)
Merger	Recitals
Merger Consideration	Section 2.02(a)
Merger Subsidiary	Preamble
NYSE	Section 4.07(f)
Negotiation Period	Section 6.03(d)
Parent	Preamble
Parent Plan	Section 7.03(b)
Paying Agent	Section 2.03(a)
Payment Fund	Section 2.03(a)
Preferred Stock	Section 4.05(a)
Premium Cap	Section 7.02(c)
Proxy Statement	Section 4.09
Superior Proposal	Section 6.03(e)
Surviving Corporation	Section 2.01(a)
Tax	Section 4.16(k)
Tax Asset	Section 4.16(k)
Taxing Authority	Section 4.16(k)
Tax Return	Section 4.16(k)
Tax Sharing Agreement	Section 4.16(k)
Termination Fee	Section 11.04(b)(i)
Vested Option	Section 2.04(a)
Vested RSU	Section 2.04(c)
Voting Agreements	Recitals
Unvested Option	Section 2.04(b)
Unvested RSU	Section 2.04(d)

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Schedules are to Articles, Sections, and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or other document made or delivered pursuant to this Agreement but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from, since or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. References to “$” are to United States dollars. References to anything having been “made available” to Parent shall mean information filed or furnished on the SEC’s Edgar system on or after May 5, 2016 or the posting of any information or material, at least two Business Days prior to the date hereof, in an electronic data room to which Parent (or its Representatives) has been provided access.

ARTICLE 2

THE MERGER

Section 2.01 The Merger.

(a) At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. at the offices of Pillsbury Winthrop Shaw Pittman LLP, 2550 Hanover Street, Palo Alto CA 94304 as soon as possible, but in any event no later than five Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed to by the Company and Parent and specified in the certificate of merger).

(d) The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02 Conversion of Shares.

(a) At the Effective Time, except as otherwise provided in Section 2.02(b), Section 2.02(d), Section 2.03(b), Section 2.04 or Section 2.05, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $13.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock (including all uncertificated shares of Company Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Stock (each, a “Certificate”)) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration without interest in accordance with Section 2.03;

(b) each share of Company Stock held by the Company as treasury stock or owned by Parent, a Company Subsidiary or a Subsidiary of Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

(c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of common stock of the Surviving Corporation; and

(d) The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Stock), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to Company Stock occurring on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Stock the same economic effect as contemplated by this Agreement prior to such action and shall as so adjusted from and after the date of such event, be the Merger Consideration; provided, however, that nothing in this Section 2.02(d) shall be construed to permit the Company to take any action with respect to the Company Stock that is prohibited by the terms of this Agreement.

Section 2.03 Surrender and Payment.

(a) On or prior to the Closing, Parent shall select a reputable bank or trust company to act as Paying Agent in the Merger, which shall be reasonably acceptable to the Company (the “Paying Agent”). At or prior to the Effective Time, Parent shall deposit with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.02. The cash amount so deposited with the Paying Agent is referred to as the “Payment Fund.” The Paying Agent will invest the funds included in the Payment Fund in the manner directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $2 billion (based on the most recent financial statements of such bank that are then publicly available). In the event the Payment Fund shall be insufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.02, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Payment Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.02, except as expressly provided for in this Agreement. Any interest or other income resulting from the investment of such funds shall be the property of Parent.

(b) Promptly and in any event no later than three (3) Business Days after the Effective Time, Parent shall cause the Paying Agent to mail to the Persons who were record holders of Book-Entry Shares or Certificates that were converted pursuant to Section 2.02(a) into the right to receive the Merger Consideration) (i) a letter of transmittal, which shall be in such form and have such other provisions as Parent shall reasonably designate after input from the Company, and (ii) instructions for use in effecting the surrender of Book-Entry Shares and Certificates in exchange for the Merger Consideration. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer to the Paying Agent as the Paying Agent may reasonably request), together with (x) a duly completed and validly executed letter of transmittal, (y) a properly completed and duly executed IRS Form W-9 or W-8 (as applicable), and (z) such other documents as may be reasonably required by the Paying Agent or Parent, the holder of such Book-Entry Share or Certificate shall be entitled to receive in exchange therefor the Merger Consideration (less any applicable Tax withholding). Until transferred as contemplated by this Section 2.03, each Book-Entry Share and Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by this Section 2.03. No interest shall be paid or accrued on the cash payable upon the transfer of any Book-Entry Share or Certificate. Payment of the applicable Merger Consideration with respect to Book-Entry Shares and Certificates shall only be made to the Person in whose name such Book-Entry Shares or Certificates are registered.

(c) Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed or undistributed to holders of Book-Entry Shares or Certificates as of the date that is one year after the Effective Time shall be delivered to Parent upon demand, and any holders who have not theretofore transferred their Book-Entry Shares or Certificates in accordance with this Section 2.03 prior to that time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat and other similar legal requirements) for satisfaction of their claims for the Merger Consideration pursuant to this Section 2.03. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall be liable to any holder or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar law. Any other provision of this Agreement notwithstanding, any portion of the Merger Consideration that remains undistributed to the holders of Book-Entry Shares or Certificates as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration would otherwise escheat to or become the property of any Governmental Authority), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the Effective Time, the stock transfer books of the Company with respect to the shares of Company Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Stock outstanding immediately prior to the Effective Time on the records of the Company. From and after the Effective Time, the holders of the shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares other than the right to receive the Merger Consideration into which such shares have been converted pursuant to this Agreement or as provided by Applicable Law. If, after the Effective Time, any Book-Entry Shares or Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation, Parent or the Paying Agent for any reason, such Book-Entry Shares shall be cancelled and exchanged as provided in this Article 2, subject to Applicable Law in the case of Dissenting Shares.

Section 2.04 Treatment of Equity Awards.

(a) At the Effective Time, each vested Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time (including any Company Stock Option held by a director that, in accordance with its terms, becomes vested at or immediately prior to the Effective Time by reason of the Merger) and that has an exercise price per share that is less than the Merger Consideration (a “Vested Option”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the number of shares of Company Stock subject to the Vested Option by (ii) the excess of the amount of the Merger Consideration over the exercise price per share of the Vested Option (with the aggregate payment rounded down to the nearest cent), less applicable Tax withholding. For the avoidance of doubt, each Vested Option with an exercise price per share that is equal to or greater than the Merger Consideration shall be canceled without any consideration to the holder thereof. All such amounts payable with respect to the Vested Options shall be paid by Parent or the Surviving Corporation as soon as practicable following the Effective Time (and in any event in connection with the next payroll payment that is made at least five Business Days following the Effective Time).

(b) At the Effective Time, each unvested Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time and that has an exercise price per share that is less than the Merger Consideration (an “Unvested Option”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without, interest, equal to the product obtained by multiplying (i) the number of shares of Company Stock subject to the Unvested Option by (ii) the excess of the amount of the Merger Consideration over the exercise price per share of the Unvested Option (with the aggregate payment rounded down to the nearest cent), which amount shall be payable, less applicable Tax withholding, in accordance with the applicable vesting schedule that would have applied to such Unvested Option, but only if the holder of such terminated Unvested Option satisfies all of the vesting terms and conditions that would have related to the terminated Unvested Option (including any continued employment requirements through the applicable dates of vesting). For avoidance of doubt, each Unvested Option (x) with an exercise price per share that is equal to or greater than the Merger Consideration or (y) that is subject to vesting based on performance criteria that has not been achieved as of the Effective Time shall be canceled without any consideration to the holder thereof.

(c) At the Effective Time, each vested Company RSU (including any Company RSU that, in accordance with its terms, becomes vested at or immediately prior to the Effective Time by reason of the Merger) (a “Vested RSU”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Vested RSU, by (y) the Merger Consideration (with the aggregate payment rounded down to the nearest cent), less applicable Tax withholding, which amount shall be paid by Parent or the Surviving Corporation as soon as practicable following the Effective Time (and in any event in connection with the next payroll payment that is made at least five Business Days following the Effective Time).

(d) At the Effective Time, each unvested Company RSU (an “Unvested RSU”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to the Unvested RSU, by (y) the Merger Consideration (with the aggregate payment rounded down to the nearest cent), which amount shall be payable in accordance with the applicable vesting schedule, less applicable Tax withholding, that would have applied to such Unvested RSU, but only if the holder of such terminated Unvested RSU satisfies all of the vesting terms and conditions that would have related to the terminated Unvested RSU (including any continued employment requirements through the applicable date of vesting).

(e) At the Effective Time, each unvested share of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the Merger Consideration (with the aggregate payment rounded down to the nearest cent), which amount shall be payable in accordance with the applicable vesting schedule less applicable Tax withholding, that would have applied to such unvested share of Company Restricted Stock, but only if the holder of such terminated Company Restricted Stock satisfies all of the vesting terms and conditions that would have related to the terminated unvested share of Company Restricted Stock (including any continued employment requirements through the applicable date of vesting).

(f) Prior to the Effective Time, the Board of Directors of the Company and/or the appropriate committee thereof shall adopt resolutions and shall take all such other actions as are necessary to effectuate the treatment of the Company Stock Options, Company RSUs and shares of Company Restricted Stock as contemplated by this Section 2.04(f).

Section 2.05 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Stock held by a holder who is entitled to demand and properly demands appraisal of such shares of Company Stock pursuant to, and in compliance in all respects with, Section 262 of Delaware Law (any such shares being referred to as “Dissenting Shares” until such time as such holder effectively withdraws or fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of Delaware Law respect to such shares as contemplated by Section 2.05(b)) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.02(a), but instead, at the Effective Time, shall be converted into the right to receive payment of such amounts as are payable in accordance with Section 262 of Delaware Law. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of Delaware Law.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive the Merger Consideration in accordance with Section 2.02(a), without duplication or any interest thereon, and shall not thereafter be deemed to be Dissenting Shares.

(c) The Company shall give Parent: (i) reasonably prompt written notice of (A) any demand for appraisal received by the Company prior to the Effective Time pursuant to Delaware Law; (B) any withdrawal or attempted withdrawal of any such demand; and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Delaware Law; and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, notice or instrument, or agree to do any of the foregoing.

Section 2.06 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax law. If the Paying Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Paying Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.07 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving

Corporation with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment fund and subject to Section 2.03(c), Parent) will deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01 Certificate of Incorporation. The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02 Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03 Directors and Officers. The Parties shall take all actions necessary so that (a) the directors of Merger Subsidiary at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and (b) the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Subsidiary that, except (i) as disclosed in the SEC filings made by the Company on Forms 10-K, 10-Q or 8-K on or after May 5, 2016, and prior to the date of this Agreement (where the relevance of the information to a particular representation is reasonably apparent and excluding any disclosures set forth under the headings “Risk Factors,” or “forward-looking statements”, or disclosures in any other statements that are similarly cautionary or predictive in nature; it being understood that any factual historical information contained within such headings, disclosure or statements shall not be excluded) provided that the provisions of this clause (i) shall not modify or be deemed to modify the representations and warranties set forth in Section 4.05 or Section 4.10(c) or (ii) as set forth on the corresponding sections or subsections of the Company Disclosure Schedule, it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall only be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

Section 4.01 Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(b) The Company has all corporate powers and all governmental licenses, franchises, authorizations, permits, certificates, consents and approvals required to carry on its business as now conducted, except for those licenses, franchises, authorizations, permits, certificates, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing (with respect to jurisdictions that have the concept of good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent correct and complete copies of the Company Certificate and Company Bylaws as amended and in effect on the date hereof. The Company has heretofore made available to Parent correct and complete copies of the minute books of the Company; provided that minutes related to deliberations concerning a transaction between the Company and potential acquirors, including the Company, may be redacted.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the adoption, approval and authorization of this Agreement and for the Company to consummate the Merger and the other transactions contemplated by this Agreement (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, (iii) duly and validly approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders and (v) resolved, subject to the pendency of any Adverse Recommendation Change made in accordance with Section 6.03(a), to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, filing with, or consent of any

Governmental Authority other than (a) the filing of the certificate of merger with the Secretary of State of the State of Delaware pursuant to the Delaware Law and related documentation and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and Antitrust Laws set forth on Section 4.03 of the Company Disclosure Schedule, (c) compliance with any applicable requirements of the NYSE, the Securities Act, the Exchange Act, and any other applicable state or federal securities laws, (d) filings with, submissions as may be advisable to, and clearances, permits, authorizations, consents and approvals as may be required from, CFIUS in order to obtain the CFIUS Approval, (e) filings with, submissions as may be advisable to and clearances, permits, authorizations, consents and approvals as may be required from the French Ministère de l’Economie, de l’Industrie et du Numérique under Articles L.151-3 and R.153-1 et seq. of the French Monetary and Financial Code and (f) any actions, filings or consents, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Company Certificate or Company Bylaws, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law with respect to the Company or any Company Subsidiary, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any Company Subsidiary is entitled under any provision of any agreement or other instrument binding upon the Company or any Company Subsidiary or any license, franchise, authorization, permit, certificate, consent, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and the Company Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any Company Subsidiary, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 750,000,000 shares of Company Stock and (ii) 20,000,000 shares of preferred stock (the “Preferred Stock”). As of December 15, 2016, there were outstanding (1) 94,415,309 shares of Company Stock, (2) no shares of Preferred Stock and (3)(A) Company Stock Options to purchase an aggregate of 11,881,453 shares of Company Stock (of which Company Stock Options to purchase an aggregate of 5,835,149 shares of Company Stock were exercisable), (B) Company RSUs relating to an aggregate of 5,085,861 shares of Company Stock and (C) an aggregate of 67,500 shares of Company Restricted Stock. As of December 15, 2016, there were (x) 10,112,622 shares of Company Stock reserved for issuance under the Company Stock Plans and (y) 2,389,903 shares of Company Stock available for issuance under the ESPP. As of December 15, 2016, there was outstanding $175,000,000 principal amount of Company Notes and the conversion rate applicable to the Company Notes pursuant to the Company Notes Indenture (without giving effect to any “make-whole amount”) was 45.683 shares of Company Stock per $1,000 principal amount of Company Notes. As of December 15, 2016, 7,994,425 shares of Company Stock were subject to issuance upon exercise of the Call Spread Warrants. Section 4.05 of the Company Disclosure Schedule contains a complete and correct list of all outstanding Company Stock Options, Company RSUs and Company Restricted Stock, including with respect to each such award, as applicable, the holder, type of award, date of grant, exercise price (if applicable), vesting schedule, expiration date, total initial number of shares of Company Stock underlying such award and total outstanding number of shares of Company Stock underlying such award.

(b) All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights and issued in compliance with Applicable Law. Each Company Stock Option was granted with an exercise price per share greater than or equal to the fair market value of a share of Company Stock on the date of grant of the applicable Company Stock Option. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or, other than the Company Notes, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Neither the Company nor any Company Subsidiary is a party to any voting agreement with respect to the voting of any Company Securities.

(c) Except as set forth in this Section 4.05 and for changes since December 15, 2016 resulting from the exercise of Company Stock Options outstanding on such date, the settlement of Company RSUs outstanding on such date and the exercise of purchase rights under the ESPP outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities, other ownership interests or securities convertible into or exchangeable for capital stock or voting securities of or ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any of the Company Securities, other than pursuant to the Company Notes and Company Notes Indenture and the Company Hedge Options.

(d) The Company does not have in place, nor is it subject to, a stockholder rights plan, “poison pill” or similar plan or instrument.

(e) The Company has not repurchased any shares of Company Stock, Company Stock Options, Company RSUs or Company Restricted Stock (other than in connection with the exercise, settlement or vesting of such stock or awards in accordance with their respective terms, and in connection with the payment of Taxes related thereto) in the last three years.

(f) No Company Securities are owned by any Subsidiary of the Company (each a “Company Subsidiary”).

Section 4.06 Subsidiaries.

(a) Each Company Subsidiary has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, franchises, authorizations, permits, certificates, consents and approvals required to carry on its business as now conducted, except for those licenses, franchises, authorizations, permits, certificates, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Company Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Company Subsidiaries and their respective jurisdictions of organization are set forth in the Company 10-K.

(b) All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Company Subsidiary are, where applicable, duly authorized, validly issued, fully paid and nonassessable, and all such shares, securities or interests are owned by the Company or by a Company Subsidiary free and clear of any Liens (other than Permitted Liens) or limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other voting securities of, or other ownership interests in, any Company Subsidiary. Except for the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock and/or other ownership interest in any Person. Neither the Company or any Company Subsidiary has an obligation to acquire any equity interest, or security of, or right, agreement or obligation to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since March 30, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). None of the Company Subsidiaries is or has been required to file any forms, reports or other documents with the SEC.

(b) As of its filing date (or, if amended, as of the date of the last such amendment), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on the date so filed, and none of the Company SEC Documents, together with any amendments thereto, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) There are no outstanding or unresolved comment letters received from the SEC staff with respect to any of the Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review.

(d) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(e) The Company and each Company Subsidiary has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee, since March 30, 2013.

(f) Since March 30, 2013, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”).

(g) Since March 30, 2013, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct.

Section 4.08 Financial Statements.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (collectively, the “Company Financial Statements”) included or incorporated by reference in the Company SEC Documents fairly presented in all material respects, in conformity with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments the effect of which would not be material in the case of any unaudited interim financial statements and except as indicated in the notes to such Company Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited Company Financial Statements may not contain footnotes, none of which either individually or in the aggregate will be material in amount). The Company Financial Statements were prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries in all material respects and complied, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(b) Neither the Company nor any Company Subsidiary is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c) Since March 30, 2013, (i) none of the Company or any Company Subsidiary, nor to the knowledge of the Company, any director or officer of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary, and (ii) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 4.09 Disclosure Documents. At the time the proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) or any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied in writing by Parent, Merger Subsidiary or any of their respective Representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10 Absence of Certain Changes. Since the Company Balance Sheet Date, except for the execution and performance of this Agreement and the discussions and negotiations related thereto, (a) the business of the Company and each Company Subsidiary has been conducted in all material respects in the ordinary course consistent with past practices; (b) as of the date hereof, none of the Company nor any Company Subsidiary has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 6.01(b), (e), (f), (i), (j), or (m) or Section 6.07(a); and (c) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any Company Subsidiary of any nature, whether accrued, contingent, absolute, determined or determinable, other than (i) liabilities or obligations disclosed on, reserved against or provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date which have not had or would not reasonably be expected to have a material and adverse effect on the Company or any Company Subsidiary; (iii) incurred under this Agreement or in connection with the transactions contemplated hereby and (iv) liabilities or obligations that would not have or would reasonably be expected not to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12 Compliance with Laws and Court Orders; Permits.

(a) Neither the Company nor any Company Subsidiary is, and, since January 1, 2011, neither the Company nor any Company Subsidiary has been, in violation of Applicable Law or law by which any of their respective properties or businesses are bound or any regulation issued under any of the foregoing, except for any such violation that, individually or in the aggregate, has not had a Material Adverse Effect on the Company or any Company Subsidiary, taken as a whole. Since January 1, 2011, neither the Company nor any Company Subsidiary has been notified by any Governmental Authority of any material violation, or any material investigation with respect to any such Applicable Law or provided any notice to any Governmental Authority regarding any material violation by the Company or any Company Subsidiary of any Applicable Law.

(b) The Company and the Company Subsidiaries hold, and have at all times since January 1, 2011, held, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Authorities necessary for the lawful operation of the businesses of the Company and the Company Subsidiaries, and have filed all tariffs, reports, notices and other documents with all Governmental Authorities necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened; and (ii) the Company and each Company Subsidiary is in material compliance with the terms and requirements of all Company Permits.

(c) Within the past five years, none of the Company or any Company Subsidiary, or any Representative acting on behalf of the Company or any Company Subsidiary has, directly or indirectly, violated or is in violation of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the UK Bribery Act of 2010 or its predecessor laws (the “Bribery Act”), or any analogous anti-corruption Law (collectively, the “Anti-Corruption Laws”), nor engaged in any unlawful transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with or involving a Person that is designated on, or at the time of the transaction or dealing was designated on, or a Person that is or was owned or controlled by any Person that is designated on, or at the time of the transaction or dealing was designated on, any list of restricted Persons maintained by any United States Governmental Authority. No proceeding by or before any Governmental Authority involving the Company, any Company Subsidiary or any Affiliate of the Company, or any of their Representatives acting for or on their behalf, with respect to any Anti-Corruption Law is pending or, to the knowledge of the Company, threatened, nor have any disclosures been submitted to any Governmental Authority with respect to actual or potential violations of any Anti-Corruption Law by any such Person.

(d) Within the past five years, the Company and each Company Subsidiary has complied in all material respects with all applicable U.S. import, export, re-export, anti-boycott and economic sanctions Laws and controls and all other applicable import, export and re-export Laws, including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations, executive orders, regulations and other Laws implemented by the United States Department of the Treasury, Office of Foreign Assets Control and the Laws administered by United States Customs and Border Protection, and all other applicable import, export, re-export, anti-boycott and economic sanctions Laws and controls in other countries in which the Company or any Company Subsidiary has conducted or currently conduct business.

(e) Within the past five years, the Company and each Company Subsidiary has obtained all material consents, orders and declarations from, provided all material notices to, and made all material filings with, all Governmental Authorities required for (i) the export, import and re-export of its products, services, software and technologies, and (ii) releases of technologies and software to foreign nationals located in and outside the United States and abroad (the “Export Approvals”), and each of the Company and the Company Subsidiaries is and, within the past five years, has been in compliance in all material respects with the terms of all Export Approvals. There are no pending or, to the knowledge of the Company, threatened, claims against the Company or any Company Subsidiary with respect to such Export Approvals.

Section 4.13 Litigation. There is no claim or Legal Proceeding pending against, or, to the knowledge of the Company, threatened in writing against, the Company, any Company Subsidiary, any present or former executive officer, or director of the Company or any Company Subsidiary, in their capacities as such or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by (or, in the case of threatened actions, suits, investigations or proceedings, that would be by) any Governmental Authority or arbitrator that (i) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole, or (ii) in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. Section 4.13 of the Company Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of all material claims and Legal Proceedings pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary.

Section 4.14 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and the Company Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, in each case free and clear of all Liens, other than Permitted Liens. Notwithstanding the foregoing, it is understood and agreed that matters regarding the infringement or violation of Intellectual Property Rights of a Third Party are addressed solely in Section 4.15 and not in this Section 4.14.

(b) Section 4.14(b) of the Company Disclosure Schedule sets forth an accurate and complete list of all real property leased, subleased, licensed or sublicensed by the Company or any Company Subsidiary (collectively, the “Leased Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and the Company Subsidiaries have valid leasehold interests in all Leased Real Property, in each case free and clear of all Liens, other than Permitted Liens. Neither the Company nor any Company Subsidiary is currently subleasing, licensing or otherwise granting a Person any right to use or occupy a Leased Real Property.

(c) Neither the Company nor any Company Subsidiary owns or has ever owned any real property.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Schedule sets forth a true and complete list of all registrations, applications for registration and filings made or taken pursuant to the Applicable Laws by the Company and each Company Subsidiary to record, perfect or protect any Owned Intellectual Property Rights. To the knowledge of the Company, none of the registrations or applications have been abandoned, and all renewal and maintenance fees, taxes, annuities or other fees payable in respect of such Intellectual Property Right and due before the Closing Date have been paid in full through the Closing Date. All actions required to record each owner throughout the entire chain of title (starting with each inventor/author and ending with the Company or a Company Subsidiary) of each such registration or application with each applicable Governmental Authority into the name of the Company or a Company Subsidiary have been taken, including payment of all costs, fees, taxes and expenses associated with such recording activities. To the knowledge of the Company, each such item of Owned Intellectual Property Rights that is issued or registered is valid and enforceable.

(b) (i) The Company and the Company Subsidiaries are sole owners of all Owned Intellectual Property Rights material to the Company and the Company Subsidiaries and hold all right, title and interest in and to all Owned Intellectual Property Rights free and clear of any Liens, and (ii) to the Company’s knowledge, the Company and the Company Subsidiaries own, are licensed or have a valid and enforceable right to use, all of the Intellectual Property Rights used or held for use in, and material to, the conduct of the business of the Company and each of the Company Subsidiaries. The transactions contemplated by this Agreement will not impair the right, title, or interest of the Company or the Company Subsidiaries in or to any of the Owned Intellectual Property and each item of Owned Intellectual Property will continue to be solely owned by the Company or the Company Subsidiaries immediately after the Closing.

(c) To the knowledge of the Company, the conduct of the business of the Company and each Company Subsidiary as presently and formerly conducted and the products, processes and services of the Company and each Company Subsidiary have not infringed (directly or indirectly), misappropriated or otherwise violated, and do not infringe, misappropriate or otherwise violate, the Intellectual Property Rights of any other Person in any material respect. To the knowledge of the Company, no Person has challenged the patentability, validity, or enforceability of, or infringed, misappropriated or otherwise violated any Owned Intellectual Property Rights. Neither the Company nor any Company Subsidiary has received any written notice of or, to the knowledge of the Company, is there threatened, any claim or Legal Proceeding alleging that the Company or any Company Subsidiary infringes (directly or indirectly), misappropriates or otherwise violates any Intellectual Property Rights of any other Person (including any claim that the Company or a Company Subsidiary must license or refrain from using any Intellectual Property Right of any other Person).

(d) The Company and each Company Subsidiary has at all times taken all customary and reasonable actions to protect their material trade secrets, Company Software, and other material confidential information, and to protect the trade secrets and confidential information of others provided to them.

(e) To the knowledge of the Company (i) neither the Company Software nor materials distributed or otherwise provided by the Company or a Company Subsidiary to any other Person contains, references, links to or was created or modified using any Open Source Materials or derivative thereof that would subject the Company Software to the terms of a license that would adversely affect the proprietary nature of the product, (ii) none of the products sold, licensed or distributed by the Company or any Company Subsidiary were created using or incorporating any software that would subject the product to the terms of a license that would adversely affect the proprietary nature of the product, and (iii) there are no material problems or defects in any Company Software that prevent the Company Software from operating substantially as described in its related documentation or specifications, or as otherwise warranted to any Person.

Section 4.16 Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any Company Subsidiary have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.

(b) Each of the Company and each Company Subsidiary has timely paid or withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes, which accrual is reflected in the Company Financial Statements through the end of the last period for which the Company and each Company Subsidiary ordinarily record items on their respective books.

(c) No deficiencies for Taxes or other assessments relating to Taxes have been threatened or proposed in writing or assessed against the Company that have not been disclosed and adequately reserved for in the Company Financial Statements. There is no material claim or Legal Proceeding now pending or threatened in writing against or with respect to the Company or any Company Subsidiary in respect of any material Tax or Tax Asset. Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax audit, assessment or deficiency.

(d) During the two-year period ending on the date hereof, neither the Company nor any Company Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(e) Neither the Company nor any Company Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(f) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any: (i) change in method of accounting under Section 481 of the Code or any similar provision of Applicable Law; (ii) installment sale or other open transaction disposition; (iii) closing agreement described in Section 7121 of the Code or any similar provision of Applicable Law; (iv) an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations Section 1.1502 or any similar provision of Applicable Law, in each case occurring, entered into, made or in existence prior to the Effective Time.

(g) Neither the Company nor any Company Subsidiary has, nor has it ever had (during any taxable period remaining open for the assessment of Tax by any applicable Taxing Authority), any place of business or permanent establishment in any jurisdiction outside the jurisdiction of its organization. No claim or inquiry has been made by a Taxing Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns asserting that it may be subject to taxation by that jurisdiction or that it has a duty to collect Taxes.

(h) The Company has properly and timely documented its transfer pricing methodology in compliance with Sections 482 and 6662 of the Code and any similar provision of Applicable Law.

(i) There are no Tax rulings, requests for rulings or closing agreements in effect or pending with any Taxing Authority relating to the Company or any Company Subsidiary.

(j) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) “Tax” means (i) any federal, state, local, foreign or other taxes, governmental fees, customs, duties, levies, imposts, assessments, impositions or other similar government charges or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee or successor, (ii) in the case of the Company or any of Company Subsidiary, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any Company Subsidiary to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any Company Subsidiary for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing (including any attachments thereto and any amendment thereof) required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreement” means any existing agreement or arrangement (whether or not written) binding the Company or any Company Subsidiary that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than any such agreement or arrangement (such as a lease) the principal purpose of which is not the sharing or allocation of Tax). “Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

Section 4.17 Employees and Employee Benefit Plan.

(a) Section 4.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material Employee Plan and specifies whether such plan is a US Plan or an International Plan, provided that, any government program administered by a

Governmental Authority and with respect to which the employer’s sole obligation is to make contributions in the form of payroll or other taxes, and any plan, agreement, arrangement, program or policy maintained solely to comply with statutory requirements shall not be required to be listed on Section 4.17(a) of the Company Disclosure Schedule. For each material Employee Plan, the Company has provided or made available to Parent (i) a copy of such plan (or a description, if such plan is not written) and all amendments thereto, as applicable, (ii) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (iii) the current prospectus or summary plan description and all summaries of material modifications thereto as well as all annual reports and summary annual reports, (iv) the most recent favorable determination or opinion letter from the IRS, (v) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, and (vi) the most recently prepared actuarial report and financial statements. For each material International Plan (other than such plans for which the terms are prescribed by Applicable Law), the Company has provided to Parent documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in clauses (i), (ii) and (vi).

(b) With respect to any US Plan, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any Company Subsidiary to incur any material liability under ERISA or the Code, and there has been no material breach of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the US Plans that would reasonably be expected to result in any material liability or excise tax under ERISA or the Code being imposed on the Company or any Company Subsidiary. Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any plan that is (i) subject to Title IV of ERISA or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA or Section 414(f) of the Code).

(c) Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A or 457A of the Code has materially complied in form and operation with, all applicable requirements of Section 409A and 457A of the Code. Neither the Company nor any Company Subsidiary has any agreement to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code.

(d) Each US Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has been established pursuant to a preapproved prototype or volume submitter plan document for which an IRS opinion letter has been obtained, each trust created thereunder is exempt from Tax under the provisions of Section 501(a) of the Code, and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to result in the loss of such qualification or exemption. Each US Plan has been maintained, operated, and administered in compliance in all material respects with its terms and any related documents or agreements and in compliance in all material respects with the requirements of Applicable Law, including

ERISA and the Code. No events have occurred with respect to any US Plan that could reasonably be expected result in assessment against the Company of any material excise taxes under ERISA or the Code.

(e) All contributions, premiums and payments that are due have been made for each Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law in all material respects, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles in all material respects. To the knowledge of the Company, all material benefits, expenses and other amounts due and payable under any Employee Plan prior to the date of this Agreement have been paid, made or accrued on or before the date of this Agreement.

(f) Except as set forth on Section 4.17(f) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Service Provider (or any dependents of such Persons) to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan or otherwise, or (iii) limit or restrict the right of the Company or any Company Subsidiary or, after Closing, Parent, to merge, amend or terminate any Employee Plan (excluding any awards under any Company Stock Plan, and International Plans the continued maintenance of which is mandated by Applicable Law). The Company and each Company Subsidiary has reserved all rights necessary to amend or terminate each of the Employee Plans (excluding International Plans the terms of which are mandated by Applicable Law) without the consent of any other Person. Except as set forth in Section 2.04, neither the Company nor any Company Subsidiary has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company or any Company Subsidiary other than the Employee Plans, or to make any amendments to any of the Employee Plans.

(g) Except as set forth on Section 4.17(g) of the Company Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in Treasure Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect that would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(h) Except as set forth on Section 4.17(h) of the Company Disclosure Schedule, no Employee Plan provides or promises any post-employment or post-retirement payments or benefits, including medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured), to any current or former Service Provider (other than coverage mandated by Applicable Law, including the Consolidated Omnibus Budget Reconciliation Act of 1985). No Employee Plan provides benefits to any individual who is not a current or former Service Provider of the Company or any Company Subsidiary, or the dependents or other beneficiaries of any such current or former Service Provider.

(i) With respect to any insurance policy providing funding for benefits under any Employee Plan, (i) there is no material liability of the Company or any Company Subsidiary in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such material liability if such insurance policy was terminated on the date hereof, and (ii) to the knowledge of the Company, no insurance company issuing any policy is in receivership, conservatorship, liquidation or similar proceeding and, to the knowledge of the Company, no such proceeding with respect to any such insurer are, to the knowledge of the Company, imminent.

(j) There is no claim or Legal Proceeding (or any basis therefore) (other than routine claims for benefits) pending against or involving, or, to the Company’s knowledge, threatened against or involving any Employee Plan before any arbitrator or any Governmental Authority, including the IRS or the Department of Labor that, if determined or resolved adversely in accordance with plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each Company Subsidiary is, and, to the Company’s knowledge, for the past five years have been, in material compliance with all Applicable Laws with respect to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, and wage payment. To the knowledge of the Company, each Service Provider is in compliance with all applicable visa and work permit requirements.

(k) Each International Plan (i) has been maintained in compliance with its terms and Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) if intended to qualify for special tax treatment, complies in all material respects with all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(l) Neither the Company nor any Company Subsidiary is or has been party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement. During the past five years, there has not been any organizational campaign, petition or other unionization or works council activity seeking recognition of a collective bargaining unit relating to any Service Provider. There are no, and for the past five years, there have not been any, labor strikes, slowdowns, stoppages, picketing, interruptions of work or lockouts pending, other material labor difficulty involving the Company or any Company Subsidiary employees or, to the Company’s knowledge, threatened against or affecting the Company or any Company Subsidiary. There are no unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Service Providers.

(m) The Company and each Company Subsidiary is, and has been, in compliance with WARN in all material respects. Neither the Company nor any Company Subsidiary has taken any action that (i) would reasonably be expected to cause Parent or any of its Affiliates to have any material liability or other obligation following the Closing Date under WARN as determined without regard to any action taken after the Closing, (ii) would constitute a “mass layoff” or “plant closing” within the meaning of WARN or would otherwise trigger notice requirements or liability under WARN, or (iii) resulted in the termination of employment of 50 or more employees or more than 10% of the employees in any country outside of the United States during any 90 day period.

(n) All employees of the Company and each Company Subsidiary are employed on an at will basis, except as provided by Applicable Law outside of the United States.

(o) To the knowledge of the Company, no Service Provider is in violation in any material respect of any term of any employment agreement, non-disclosure, confidentiality agreement, or consulting agreement with the Company or any Company Subsidiary or non-competition agreement, non-solicitation agreement or any restrictive covenant with a former employer relating to the right of any such employee to be employed by or provide services to the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

Section 4.18 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) no written notice, order, complaint or penalty has been received by the Company or any Company Subsidiary arising out of any Environmental Laws, and there are no judicial, administrative or other claims or Legal Proceedings pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any Company Subsidiary of any Environmental Laws;

(b) the Company and each Company Subsidiary has and in the past has had all Environmental Permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such Environmental Permits;

(c) the operations of the Company and each of Company Subsidiary are and have been in compliance with the terms of applicable Environmental Laws;

(d) the operations of the Company and Company Subsidiary have not caused any releases of Hazardous Substances at any location requiring any investigation or remediation under any Environmental Law; and

(e) the Company has made available to Parent true and correct copies of all environmental records, reports, notifications, certificates of need, permits, pending permit applications, engineering studies and environmental studies or assessments in the possession of the Company or any Company Subsidiary or any of their advisors related to any property leased or used by the Company or any Company Subsidiary.

Section 4.19 Material Contracts.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Contract of the following nature to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) any Contract with a Major Supplier, excluding any purchase orders issued in the ordinary course of business;

(iii) any Contract with a Major Customer, excluding any purchase orders issued in the ordinary course of business pursuant to a Contract listed in Section 4.19(a)(iii) of the Company Disclosure Schedule between the Company or any Company Subsidiary and such Major Customer; provided, however, that any purchase orders defining the term “Restricted Technology” shall be listed;

(iv) any Contract with a Major Distributor;

(v) any Contract relating to the Leased Real Property;

(vi) any lease or sublease of personal property providing for annual payments of $500,000 or more;

(vii) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(viii) any partnership, joint venture, revenue-sharing or other similar Contract;

(ix) any Contract that limits or purports to limit the freedom of the Company or any Company Subsidiary to sell any products or services, solicit any customer or employee or to compete in any line of business or with any Person or in any area or during any period of time or which would so limit the freedom of the Company, Parent or any of their respective Subsidiaries after the Closing Date;

(x) any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,000,000 pursuant to which the Company or a Company Subsidiary has ongoing obligations;

(xi) any Contract that grants any Person “most favored nation” status or any type of special discount rates or obligates the Company or any Company Subsidiary (or following the Effective Time, Parent or its Subsidiaries) to conduct business with any Person on a preferential or exclusive basis;

(xii) any Contract with any director or officer of the Company or any Company Subsidiary or with any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any such director or officer, except for Employee Plans;

(xiii) any Contract pursuant to which the Company or any Company Subsidiary obtains any license, sublicense, right to use, covenant not to be sued, immunity from suit, option, right of first refusal, right of first offer or other similar right with respect to any Intellectual Property Right or otherwise requires the Company or any Company Subsidiary to make payments that are based on the amount of income or revenue of the Company or the Company Subsidiaries, other than any commercial off-the-shelf software licensed by the Company or any Company Subsidiary not customized for the Company’s or any Company Subsidiary’s use with a replacement cost and/or aggregate annual license and maintenance fee of less than $100,000;

(xiv) any Contract pursuant to which the Company or any Company Subsidiary grants any license, sublicense, right to use, covenant not to be sued, immunity from suit, option, right of first refusal, right of first offer or other similar right with respect to any Intellectual Property Right, other than any non-exclusive licenses granted to customers entered into in the ordinary course of business in connection with the sale of the Company’s products or services;

(xv) any Contract wherein the Company or any Company Subsidiary assigns or is obligated to assign, any title, in whole or in part, solely or jointly, beneficially or actually, with respect to any Intellectual Property Right, or any Person has an option or other right concerning any of the foregoing;

(xvi) any Contract providing for the development of any Intellectual Property Right for the Company or a Company Subsidiary or that contains an assignment, an obligation to assign, or an option or right of first refusal for any of the foregoing with respect to any Intellectual Property Right, other than Contracts between the Company or a Company Subsidiary and its respective employee entered in the standard form of agreement disclosed to Parent;

(xvii) any Contract that, upon the execution of this Agreement or the consummation of the Merger may, either alone or in combination with any other event, result in any payment (whether of severance pay or otherwise) becoming due from the Company or any Company Subsidiary to any officer or employee thereof;

(xviii) any Collective Bargaining Agreement;

(xix) any Contract that obligates the Company or any Company Subsidiary to make any loans, advances or capital contributions to, or investments in, any Person;

(xx) any Contract entered into since March 30, 2013 in connection with the settlement or resolution of any Legal Proceeding or material claim;

(xxi) any Contract that involved the payment of more than $3,000,000 by the Company together with the Company Subsidiaries in 2015 or that is expected to result in the payment of such amount by the Company and the Company Subsidiaries in 2016, excluding (A) purchase orders issued in the ordinary course of business involving the payment of less than $1,000,000 by the Company and any Company Subsidiary in 2015 or that is expected to result in the payment of such amount by the Company and any Company Subsidiary in 2016 and (B) Contracts with customers, suppliers and distributors;

(xxii) any Contract that involved the receipt of more than $3,000,000 by the Company and any Company Subsidiary in 2015 or that is expected to result in the receipt of such amount by the Company and any Company Subsidiary in 2016, excluding (A) purchase orders issued in the ordinary course of business involving the payment of less than $1,000,000 by the Company and any Company Subsidiary in 2015 or that is expected to result in the payment of such amount by the Company and any Company Subsidiary in 2016 and (B) Contracts with customers, suppliers and distributors;

(xxiii) any Contract providing for the outsourcing, contract manufacturing, testing, assembly, supply or fabrication of any material products, technology or services of the Company or any Company Subsidiary;

(xxiv) any Contract relating to the supply of any item used by the Company or any Company Subsidiary that is a sole source of supply of any raw material, component or service;

(xxv) any Contract for any capital expenditure in excess of $2,000,000 individually or in the aggregate payable to which the Company or any Company Subsidiary has continuing monetary obligations;

(xxvi) any Contract for which the execution, delivery or performance by the Company of this Agreement and the consummation of the transactions contemplated hereby would require the consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any Company Subsidiary is entitled;

(xxvii) any Government Contract; and

(xxviii) any Contract relating to the creation of any Lien (other than Permitted Liens) with respect to any material asset of the Company or any Company Subsidiary.

The Company has made available to Parent, or with respect to clause (a)(i) of this Section 4.19, filed or furnished with the SEC prior to the date of this Agreement, a correct and complete copy of each contract, agreement, arrangement or understanding of the type described in clauses (i)-(xxviii) of this Section 4.19 (each, a “Material Contract”), including all amendments or modifications thereto.

(b) Except as would not have a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole, (i) each Material Contract is a valid and binding obligation of the Company or the applicable Company Subsidiary and, to the knowledge of the

Company, of the other party or parties thereto enforceable against the Company or the applicable Company Subsidiary and, to the knowledge of the Company, against the other party or parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity); (ii) the Company or the applicable Company Subsidiary has performed in all respects all obligations required to be performed by it under, and is not in default under or in breach of, each Material Contract and, to the knowledge of the Company, each other party to each Material Contract has performed all obligations required to be performed by it under, and is not in default under or in breach of, such Material Contract; and (iii) since March 30, 2014, the Company has not received written notice of any violation or default under (nor, to the knowledge of the Company, does there exist any condition which with or without notice or lapse of time or both would cause such a violation of, a material default under or any acceleration or increase of obligations or rights thereunder) any Material Contract. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Material Contract as of the date of this Agreement. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice, or to the knowledge of the Company, oral notice from any other party to any Material Contract of its intention to terminate for default, convenience or otherwise such Material Contract prior to its stated expiration date or that it intends to not renew or to materially and adversely change the terms of (whether related to payment, price or otherwise) its relationship with the Company or any Company Subsidiary.

Section 4.20 Additional Payments. Section 4.20 of the Company Disclosure Schedule lists all earn-out, milestone or other contingent payments and any material terms related thereto under any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise).

Section 4.21 Customers, Distributors and Suppliers.

(a) Section 4.21(a) of the Company Disclosure Schedule lists the 10 largest customers of the Company and the Company Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and the Company Subsidiaries over the four consecutive fiscal quarter period ended October 2, 2016) (each, a “Major Customer”).

(b) Section 4.21(b) of the Company Disclosure Schedule lists the 10 largest suppliers of the Company and the Company Subsidiaries (determined on the basis of aggregate purchases made by the Company and the Company Subsidiaries over the four consecutive fiscal quarter period ended October 2, 2016) (each, a “Major Supplier”).

(c) Section 4.21(c) of the Company Disclosure Schedule lists the 10 largest distributors of the Company and the Company Subsidiaries (determined on the basis of aggregate sales made by the distributor over the four consecutive fiscal quarter period ended October 2, 2016) (each, a “Major Distributor”).

Section 4.22 Insurance. The Company has made available to Parent all material insurance policies and fidelity bonds relating to the business, equipment, properties, employees, officers or directors, assets and operations of the Company and its Subsidiaries (collectively, the

“Insurance Policies”). Except as would not reasonably be expected to have a Material Adverse Effect on the Company, each of the Insurance Policies are maintained in such amounts and against such risks as is required by Applicable Law and any Contracts of the Company or any Company Subsidiary. Each of the Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid when due and the Company is in compliance in with the terms and conditions of the Insurance Policies. The Company has not received any written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage. During the one-year period prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication notifying it of any refusal of coverage or rejection of any claim under any Insurance Policy or any material adjustment in the amount of the premiums payable with respect to any Insurance Policy. There are no pending material claims under any Insurance Policies in respect of which the insurer has issued a notice of denial or a reservation of rights.

Section 4.23 Finders’ Fees. Except for Qatalyst Partners LP, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any Company Subsidiary who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.24 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Qatalyst Partners LP, financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions limitations, qualifications and conditions set forth therein, the consideration to be received by the holders of shares of Company Stock (other than the Parent or any Affiliate of Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders (it being understood and agreed that such opinion is for the benefit of the Board of Directors of the Company and may not be relied upon by Parent or Merger Sub). The Company shall make available to Parent a copy of such opinion promptly following the execution of this Agreement for informational purposes only.

Section 4.25 Government Contracts.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2011, no money due to the Company or such Company Subsidiary under a Government Contract has been withheld or set off or, to the knowledge of the Company, threatened to be withheld or set off.

(b) Since January 1, 2011, neither the Company, nor any Company Subsidiary, nor, to the knowledge of the Company, any officer, director, owner or employee of the Company or any Company Subsidiary, has been suspended, debarred, proposed for debarment or excluded from any Government Contract or government program, or determined to be nonresponsible with respect to any Government Contract or government program, and, to the knowledge of the Company, there is no threat, proposal or valid basis for such suspension, debarment, proposal for debarment or exclusion of any of the Company, any Company Subsidiary, or any officer, director, owner or employee of the Company or any Company Subsidiary.

(c) Since January 1, 2011, neither the Company nor any Company Subsidiary has been, with respect to any Government Contract or Bid, audited or investigated by any Governmental Entity, or subject to any civil claim, indictment or information, tolling or consent agreement, termination for convenience or default, notice of intent to terminate for default, adverse size determination, cure notice, stop work notice, show cause notice, recoupment or refund, notice of deficiency, material disallowance of claimed costs or penalty for expressly unallowable costs and, to the knowledge of the Company, none of the foregoing actions have been threatened.

Section 4.26 State Takeover Statutes. Assuming the accuracy of Parent’s representations in Section 5.07, the Board of Directors of the Company has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby (including the Merger) all potentially applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in the Company Certificate or Company Bylaws.

Section 4.27 Product Liability. Section 4.27 of the Disclosure Schedule sets forth a list of (a) each defective product and service warranty claim, or group of claims arising from substantially similar occurrences, events or set of facts, of the Company and the Company Subsidiaries involving an amount (including amounts related to refunds, compensation and expenses) in excess of $1,000,000 and (b) each product liability and product recall claim of the Company and the Company Subsidiaries, in each of clauses (a) and (b) outstanding or experienced within the past five years.

Section 4.28 Data Privacy.

(a) The Company and each Company Subsidiary (i) are and have been in compliance in all material respects with their published privacy policies and internal privacy policies and guidelines, contractual obligations and, to the Company’s knowledge, all Applicable Laws relating to data privacy, data collection, data protection and data security and (ii) take and have implemented and maintain commercially reasonable administrative, technical and physical measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification or other misuse.

(b) To the Company’s knowledge, since January 1, 2011, there has been no material loss, damage or unauthorized access, use, unauthorized transmission, modification or other misuse of any personally identifiable information that was collected by or on behalf of the Company or any Company Subsidiary or that is in the possession or control of the Company or any Company Subsidiary, any of their employees or contractors or any other Person. The Company and each Company Subsidiary have made all required disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, Governmental Authorities and other applicable Persons required by Applicable Laws related to data privacy, data collection, data protection and data security and have filed any required registrations with the applicable data protection authority.

(c) The Company and each Company Subsidiary have confidentiality agreements in place with all vendors or other Persons whose relationship with the Company or any Company

Subsidiary involves the collection, use, disclosure, storage or processing of material amounts of personally identifiable information on behalf of the Company or any Company Subsidiary, which agreements require such Persons to protect such personally identifiable information in a manner materially consistent with the Company’s published privacy policies and internal privacy policies and which require such vendors to report any breach of security of such personally identifiable information promptly.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, franchises, authorizations, permits, certificates, consents and approvals required to carry on its business as now conducted, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby. Merger Subsidiary was incorporated solely for the purpose of engaging in and consummating the Merger and the transactions contemplated hereby. All of the outstanding shares of capital stock of Merger Subsidiary have been validly issued, are fully paid and nonassessable and are owned, and at the Effective Time will be owned, directly or indirectly, by Parent. Parent has heretofore made available to the Company correct and complete copies of the organizational documents of Parent and certificate of incorporation and bylaws of Merger Subsidiary as currently in effect.

Section 5.02 Corporate Authorization. Each of Parent and Merger Subsidiary has the requisite corporate (or other applicable) power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by each of Parent and Merger Subsidiary, the performance by each of Parent and Merger Subsidiary of its obligations hereunder and the consummation by each of Parent and Merger Subsidiary of the Merger have been duly authorized by the boards of directors (or other applicable governing body) of each of Parent and Merger Subsidiary. No other corporate (or other applicable) proceedings on the part of Parent or Merger Subsidiary are necessary to authorize the execution and delivery of this Agreement, the performance by either Parent or Merger Subsidiary of its obligations hereunder and the consummation by either Parent or Merger Subsidiary of the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Subsidiary and constitutes a valid and binding obligation of each of Parent and Merger Subsidiary, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting the enforcement of creditors’ rights generally and general principles of equity).

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, filing with, or consent of any Governmental Authority, other than (a) the filing of the certificate of merger with the Secretary of State of the State of Delaware pursuant to the Delaware Law and related documentation and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and Antitrust Laws set forth on Section 4.03 of the Company Disclosure Schedule, (c) compliance with any applicable requirements of the NYSE, the Securities Act, the Exchange Act, and any other applicable state or federal securities laws, (d) filings with, submissions as may be advisable to, and clearances, permits, authorizations, consents and approvals as may be required from, CFIUS in order to obtain the CFIUS Approval, (e) filings with, submissions as may be advisable to and clearances, permits, authorizations, consents and approvals as may be required from the French Ministère de l’Economie, de l’Industrie et du Numérique under Articles L.151-3 and R.153-1 et seq. of the French Monetary and Financial Code and (f) such other consents, approvals, orders, waivers, authorizations, actions, nonactions, registrations, declarations, filings, permits and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Subsidiary is entitled under any provision of any agreement or other instrument binding upon Parent or Merger Subsidiary or any license, franchise, authorization, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and Merger Subsidiary or (d) result in the creation or imposition of any Lien (other than Permitted Lines) on any asset of the Parent or Merger Subsidiary, with only such exceptions, in the case of each of clauses (b) through (d), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

Section 5.05 Disclosure Documents. The information supplied by Parent in writing for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.06 Litigation. As of the date hereof, there is no claim or Legal Proceeding pending, or to the knowledge of Parent, threatened against, Parent or Merger Subsidiary or any of their respective Affiliates that would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other transactions contemplated by this Agreement.

Section 5.07 Ownership of Shares. None of Parent, Merger Subsidiary or any of their respective Affiliates owns (beneficially or otherwise) any Company Securities (or any other economic interest through derivative securities or otherwise in the Company).

Section 5.08 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Subsidiary (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Subsidiary necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 5.09 Sufficiency of Funds. Parent and Merger Subsidiary shall have available sufficient funds to consummate the Merger and the other transactions contemplated by this Agreement, and to perform their respective obligations under this Agreement.

Section 5.10 Solvency. Neither Parent nor Merger Subsidiary is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including any repayment or refinancing of indebtedness of the Company required in connection with the Merger, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Subsidiary to consummate the Merger as set forth herein, (ii) the accuracy in all material respects as of the date of this Agreement and as of the Closing Date of the representations and warranties of the Company set forth in Article 4 (disregarding all Material Adverse Effect and materiality qualifiers, other than the Material Adverse Effect standard in Section 4.10), and (iii) the Company’s compliance with its covenants, the Surviving Corporation will be solvent (as such term is used under Delaware Law).

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01 Conduct of the Company. From the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, except (w) as expressly required or permitted by this Agreement, (x) as set forth in Section 6.01 of the Company Disclosure Schedule, (y) as required by Applicable Law, or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each Company Subsidiary to conduct its business in the ordinary course and substantially in accordance with past practice. Without limiting the generality of the foregoing, the Company shall, and shall cause each Company Subsidiary to use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary, and preserve the current relationships of the Company and each Company Subsidiary with customers, suppliers and other Persons whom the Company or any Company Subsidiary has significant business relations. Without limiting the generality of the foregoing, except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed with respect to Section 6.01(d), Section 6.01(g), Section 6.01(h), Section 6.01(i) and Section 6.01(k)), (ii) as expressly permitted or required by this Agreement, (iii) as set forth in Section 6.01 of the Company Disclosure Schedule or (iv) as required by Applicable Law, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any of Company Subsidiary to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise), or otherwise take any action to exempt any Person from any provision of its certificate of incorporation, bylaws or other similar organizational documents;

(b) (i) split, combine, subdivide, amend the terms of or reclassify any shares of its capital stock, (ii) make, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends by any Company Subsidiary to the Company or to another Company Subsidiary, respectively, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any securities of a Company Subsidiary, except (A) in connection with repurchase of Company Stock consistent with the terms of the Company Stock Plans and in connection with the payment of Taxes related thereto or (B) upon the conversion of Company Notes in accordance with their terms or the exercise of Company Hedge Options in accordance with their terms;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or securities of a Company Subsidiary, except (A) issuances of Company Stock Options, Company RSUs, or Company Restricted Stock in accordance with Section 6.01(i), (B) issuances in the ordinary course of business of any securities of a Company Subsidiary to the Company or any other Company Subsidiary, (C) issuances in the ordinary course of business of any shares of Company Stock upon the exercise of Company Stock Options or the vesting or settlement of Company RSUs as required pursuant to the terms of the Company Stock Plans governing such awards as in effect on the date of this Agreement, or (D) issuances of Company Stock pursuant to the Company Notes in accordance with their terms and the Call Spread Warrants in accordance with their terms, (ii) materially amend any term of any Company Security or any securities of a Company Subsidiary (in each case, whether by merger, consolidation or otherwise), or (iii) enter into any agreement or arrangement with respect to the sale or voting of the Company Securities or securities of a Company Subsidiary other than Confidentiality Agreements in compliance with Section 6.03(b)(i);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, other than (i) pursuant to and in accordance with the Company capital expenditure plan as set forth in Section 6.01(d) of the Company Disclosure Schedule and (ii) an amount, per quarter, not to exceed $1.0 million in the aggregate, and provided further, that if any of the items specified in the Company capital expenditure plan as set forth in Schedule 6.01(d) are not incurred in the designated quarter, the Company may incur those expenditures in future quarters;

(e) (i) sell, transfer, assign, lease, mortgage, encumber or otherwise dispose of any of its Intellectual Property rights, material properties or assets to any Person other than (A) sales of inventory to the Company or a Company Subsidiary, sales of inventory or of obsolete equipment in the ordinary course of business, or pursuant to written contracts or commitments existing as of the date of this Agreement and set forth on Section 6.01(e) of the Company Disclosure Schedule or (B) sales, transfers or dispositions of tangible assets in the ordinary course of business in transactions involving an aggregate amount of less than $5,000,000, or (ii) cancel, release or assign any Indebtedness of any Person owed to it or any claims held by it against any Person;

(f) make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) loans, advances or capital contributions to, or investments in, the Company Subsidiaries or (ii) advances to its employees in respect of travel or other related business expenses, in each case in the ordinary course of business consistent with past practice;

(g) (i) create, incur, assume, endorse, suffer to exist or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise) other than debt that is equal to or less than $1,000,000 in the aggregate with respect to the Company and all of the Company Subsidiaries that is unsecured and prepayble without penalty or (ii) incur any Lien on any of its material property or assets, except for Permitted Liens;

(h) enter into any Contract that would constitute a Material Contract if it were in effect on the date of this Agreement, or terminate, release, assign, materially amend, extend or otherwise modify or waive any of the terms of any existing Material Contract other than (i) to the extent permitted by Section 6.01(d), Section 6.01(i) or Section 6.01(k) and (ii) the entry, termination, release, assignment, amendment, extension or other modification by the Company or any Company Subsidiary, in the ordinary course of business consistent with past practice of a Material Contract as described in Sections 4.19(a)(i), (a)(ii), (a)(iii), (a)(vi), (a)(xiii), (a)(xxiv), (a)(xxiii);

(i) except as set forth on Section 6.01(i) of the Company Disclosure Schedule, or required under Applicable Law or this Agreement or any Employee Plan, (i) take any action with respect to, adopt, enter into, terminate or amend any Employee Plan (including the Company Stock Plans), or make or implement any increase in compensation, (ii) take any action with respect to, adopt, enter into, terminate or amend any Collective Bargaining Agreement, (iii) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, (iv) hire any Service Provider at the level of vice president or above (or promote into such level), except to replace any vacancy in a current position that arises after the date of this Agreement where such hire (or promotion) is on terms that are no less favorable to the Company than the terms that the Company was providing to the Service Provider that is being replaced and only after consultation with Parent, (v) hire or promote any Service Provider at the level below vice president other than in the ordinary course of business consistent with past practice or (vi) terminate, other than for cause, the employment or service of any Service Provider at the level of vice president or above or who participates in the Company’s bonus plan established for top 20% employees;

(j) implement or adopt any change in the Company’s financial accounting principles, practices or methods, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act, as agreed to by its independent public accountants;

(k) settle, or offer or propose to settle, any Legal Proceeding or other claim involving or against the Company or the Company Subsidiaries, other than any such settlement (i) involving solely monetary remedies with a value not in excess of $1,000,000 individually, or $3,000,000 in the aggregate, (ii) which does not impose any restriction on the Company’s or any Company Subsidiary’s business, (iii) which does not include any admission of liability of the Company or any Company Subsidiaries, (iv) which does not relate to any litigation by the Company’s stockholders in connection with this Agreement or the Merger and (v) pursuant to which the Company and the Company Subsidiaries receive a full release of claims;

(l) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(m) (i) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other Person or business or any material assets, deposits or properties of any other Person, or (ii) make any material investment in any other Person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any Person other than a Company Subsidiary;

(n) cancel, permit to lapse, abandon, fail to prosecute, or fail to renew or maintain any material Intellectual Property Rights of the Company or any Company Subsidiary, or disclose to any third party any material trade secret included in the Intellectual Property of the Company or any Company Subsidiary in a way that results in loss of trade secret protection that is material to the operation of the Company’s business; or

(o) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 6.01.

For the purposes of clarity, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 6.02 Proxy Statement; Company Stockholder Meeting.

(a) The Company shall use its commercially reasonable efforts to prepare (with Parent’s cooperation to the extent required) and file with the SEC a preliminary Proxy Statement for the Company Stockholder Meeting that complies in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other Applicable Law as soon as practicable following the date hereof (and in any event will file the preliminary Proxy Statement no later than 20 Business Days after the date of this Agreement). The Proxy Statement shall include all information reasonably requested by Parent to be included therein.

(b) The Company shall use its commercially reasonable efforts to respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement. The Company shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable (and in any event within five Business Days) following the later of (i) the resolution of any comments from the SEC or the staff of the SEC with respect to the preliminary Proxy Statement and (ii) the expiration of the ten day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act (the later of (i) and (ii), the “Clearance Date”)). The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement and a reasonable description of any oral comments with respect to the Proxy Statement received from the SEC or the staff of the SEC. No filing of, or amendment or supplement to, or written response to staff comments on, the Proxy Statement will be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon (a reasonable amount of time shall be assumed to be a period of five Business Days unless a shorter period of time is required by Applicable Law or a Governmental Authority) and including all reasonable comments given by Parent or its Representatives. If at any time prior to the Company Stockholder Meeting (or any adjournment or postponement thereof) any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall use its commercially reasonable efforts to promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by Applicable Law, disseminate such amendment or supplement to the stockholders of the Company.

(c) The Company shall in consultation with Parent duly call, establish a record date for, give notice of, and use its commercially reasonable efforts to convene and hold a special meeting of its stockholders, for the purpose of voting upon the adoption of this Agreement (the “Company Stockholder Meeting”), so that the Company Stockholder Meeting occurs as soon as possible following the Clearance Date, and in any event within 25 Business Days following the date on which the definitive Proxy Statement is initially mailed to the stockholders of the Company, in accordance with Applicable Law and the Company Certificate and Company Bylaws. The Company shall not include any other proposals (other than a proposal relating to an advisory vote relating to executive compensation and the adjournment of the Company Stockholder Meeting) in the Proxy Statement without the prior written consent of Parent or unless Parent so reasonably requests. The Company shall not adjourn, postpone, cancel, recess or reschedule the Company Stockholder Meeting; provided that (i) the Company may postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent (but after consultation with Parent) (A) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholder Meeting, except that, without the prior written consent of Parent, (1) no single such adjournment or postponement shall be for more than five Business Days and (2) in no event may the Company Stockholder Meeting be postponed to later than the date that is 15 Business Days after the date for which the Company Stockholder Meeting was originally scheduled and (B) to allow time for the filing and dissemination of, and a sufficient period for evaluation by the Company’s stockholders of, any supplemental or amended disclosure document to the extent that the Company’s Board of Directors has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required under Applicable Law, except that the duration of such adjournment or postponement shall be limited to the minimum duration reasonably necessary to remedy the circumstances giving rise to such adjournment or postponement, and (ii) the Company shall postpone or adjourn the Company Stockholder Meeting up to two times for up to 30 days each time upon the request of Parent to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholder Meeting (but not later than 10 days prior to the End Date). Except during such time as a valid Adverse Recommendation Change is in effect in accordance with Section 6.03(b), the Company shall solicit the Company Stockholder Approval in accordance with Applicable Law, use commercially reasonable efforts to obtain the Company Stockholder Approval and shall include in the Proxy Statement the Company Board Recommendation. Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with its terms, the Company shall submit this Agreement for adoption by its stockholders at the Company Stockholder Meeting whether or not an Adverse Recommendation Change shall have occurred; provided that the Proxy Statement shall include, if applicable, the disclosure of the Adverse Recommendation Change made in accordance with Section 6.03(b).

Section 6.03 No Solicitation; Other Offers.

(a) General Prohibitions. Neither the Company nor any of the Company Subsidiaries shall, nor shall the Company or any of the Company Subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to the Company’s stockholders) which constitutes or would be reasonably expected to lead to any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of the Company Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of the Company Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is reasonably expected to make, or is otherwise seeking to make, or has made, an Acquisition Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring Third Party to this Section 6.03 and to limit its conversation or other communication exclusively to such referral), (iii) (A) publicly propose to, or otherwise change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or

Merger Subsidiary, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement, when mailed, (C) adopt, approve or recommend to stockholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve or recommend to stockholders of the Company, an Acquisition Proposal or any transaction pursuant to which a Third Party would become an “interested stockholder” under Section 203 of Delaware Law, (D) if a tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders within ten Business Days after the commencement thereof or (E) fail to publicly reaffirm the Company Board Recommendation following any Acquisition Proposal having been publicly made, proposed or communicated (and not publicly withdrawn) within 10 Business Days after Parent so requests in writing (provided that Parent shall not be entitled to request such reaffirmation more than one time with respect to an Acquisition Proposal (provided that any modification to the financial or other material terms of such Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the foregoing) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries, provided that, with respect to any Third Party that was not invited by the Company to submit an indication of interest or bid to acquire the Company during the period between June 1, 2016 and the date of this Agreement, if the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under Applicable Law, the Company may waive any such standstill provision applicable to such Third Party solely to the extent necessary to permit such Third Party to make a confidential Acquisition Proposal to the Company’s Board of Directors, or (v) approve, adopt, recommend or enter into, or propose to approve adopt, recommend or enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (whether binding or nonbinding). It is agreed that any material violation of the restrictions on the Company set forth in this Section 6.03 by any Representative of the Company or any of the Company Subsidiaries shall be a breach of this Section by the Company; provided, however, that nothing in this Section 6.03(a) shall prohibit the Company or its Representatives from contacting in writing any Person or group of Persons who, following the date of this Agreement, make an unsolicited Acquisition Proposal with such contact being for the sole purpose of clarifying the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and any such actions shall not be a breach of this Section 6.03(a), so long as the Company otherwise complies with its obligations under this Section 6.03, including Section 6.03(c), with respect to such Acquisition Proposal. The Company agrees that it and its Affiliates will not enter into any agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company or its Affiliates from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.03.

(b) Exceptions. Notwithstanding Section 6.03(a), at any time after the date of this Agreement and prior to the receipt of the Company Stockholder Approval:

(i) if the Company receives a bona fide unsolicited written Acquisition Proposal from a Third Party, that did not result from a breach of its obligations in Section 6.03(a)

or Section 6.03(g) and the Board of Directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with the Third Party making such Acquisition Proposal and its Representatives regarding such Acquisition Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of the Company Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent within 24 hours after the Company’s entry thereto) with such Third Party with terms in all material respects no less favorable to the Company than those contained in the confidentiality agreement dated June 21, 2016 between the Company and Parent (the “Confidentiality Agreement”); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party;

(ii) subject to the Company’s compliance with Section 6.03(c) and Section 6.03(d) (provided that such compliance shall be in all material respects with respect to the timeframes for the Company’s actions in Section 6.03(c)), the Board of Directors of the Company may make an Adverse Recommendation Change (A) following receipt of a Superior Proposal or (B) in response to an Intervening Event; and

(iii) subject to the Company’s compliance with Section 6.03(c) and Section 6.03(d) (provided that such compliance shall be in all material respects with respect to the timeframes for the Company’s actions in Section 6.03(c)), and the procedures set forth in Section 10.01(d)(i) Company may terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal;

in each case referred to in the foregoing clauses (ii) and (iii), only if the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, the Company has advised Parent on a prompt basis of the status and terms of any discussions and negotiations with the Third Party, and the Company has notified Parent promptly (but in no event later than the earliest to occur of (i) one Business Day and (ii) 48 hours) after receipt by the Company (or any of its Representatives) of any request for information relating to the Company or any of the Company Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of the Company Subsidiaries by any Third Party that has made, or that is reasonably likely to make, an Acquisition Proposal. The Company shall provide such notice orally and in writing (email shall be sufficient if sent in accordance with all of the relevant provisions of Section 11.01 hereof) and shall identify the Third Party making, and the financial and other material terms and conditions (including the financing thereof) of, any such Acquisition Proposal, indication or request. The Company shall keep Parent fully informed, on a prompt basis (and in any event no later than the earliest to occur of (i) one Business Day and (ii) 48 hours), of the status and material terms of any such Acquisition Proposal, indication or request. The Company shall promptly (but in no event later than the earliest to occur of (i) one Business Day and (ii) 48 hours) after receipt provide to Parent copies of all correspondence and other written materials sent or provided to the Company, any of the Company Subsidiaries or any of their Representatives after the date of this Agreement by any Third Party that has made, or that is reasonably likely to make, an Acquisition Proposal that describes any financial or other material terms or conditions of any Acquisition Proposal (as well as written summaries of any additional or modified material terms or conditions conveyed orally to the Company, to the extent not already provided to Parent within the earliest to occur of (i) one Business Day and (ii) 48 hours after receipt by the Company, any of the Company Subsidiaries or any of their Representatives). The Company shall provide to Parent prior to or substantially concurrently with the time it is provided or made available to such Third Party by the Company, any of the Company Subsidiaries or any of the their Representatives all correspondence and other written materials to any Third Party that, after the date of this Agreement, has made, or that is reasonably likely to make, an Acquisition Proposal that describes any financial or other material terms or conditions of any Acquisition Proposal (as well as written summaries of any additional or modified material terms or conditions conveyed orally by or on behalf of the Company, to the extent not already provided to Parent). Any amendment to the financial or other material terms of any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d) “Last Look”. Further, the Board of Directors of the Company shall not make an Adverse Recommendation Change (or terminate this Agreement pursuant to Section 10.01(d)(i)), unless (i) the Company notifies Parent (which notice, in and of itself, shall not constitute an Adverse Recommendation Change), in writing at least five Business Days before taking that action, of its intention to do so (such period, the “Negotiation Period”), including (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, the most current version of the proposed agreements under which such Superior Proposal is proposed to be consummated (including any proposed merger agreement, acquisition agreement, option agreement, voting agreement or other similar instrument relating to such Superior Proposal and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to the Company, a written summary of the financial and other terms thereof)) and the identity of the Third Party making the Acquisition Proposal, or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change, and (ii) following the end of the Negotiation Period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its financial advisor and outside legal counsel, that Parent did not make, within the Negotiation Period, an offer that (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, is at least as favorable to the stockholders of the Company as such Superior Proposal provided, that in the event there is any modification to the financial or other material terms of any such Superior Proposal (including any modification in the amount, form or mix of consideration proposed to be payable to the Company’s stockholders pursuant to such Superior Proposal), the Company shall have provided to Parent a notice of such modification and such Superior Proposal shall be deemed a new Superior Proposal to which the requirements of this Section 6.03(d) shall apply; provided, further that with respect to such new Superior Proposal, the Negotiation Period shall be deemed to be a three Business Day period rather than a five Business Day period (except that in no event will the Negotiation Period expire earlier than any Negotiation Period then in effect would have expired) or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event, obviates the need for such recommendation change.

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal obtained after the date hereof that is not subject to any due diligence investigation, does not require a closing condition that the Third Party has obtained financing or that committed financing actually be funded, and, with respect to any cash consideration, is fully financed with available cash on hand or binding written financing commitments in full force and effect, or a combination of the foregoing, that the Board of Directors of the Company determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel, taking into account the identity of the Third Party making such Acquisition Proposal, all terms of such Acquisition Proposal that the Company’s Board of Directors deems relevant (including any termination or break-up fees and conditions to consummation) and the reasonable likelihood and timing of consummation of such Acquisition Transaction, would be more favorable from a financial point of view to the Company’s stockholders (in their capacity as such) than the Merger (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d); provided that for purposes of this definition, all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be “80%.”

(f) Definition of Intervening Event. For purposes of this Agreement, “Intervening Event” means any material change, event, occurrence or development that occurs, arises or becomes known to the Board of Directors of the Company after the date of this Agreement and prior to obtaining the Company Stockholder Approval, to the extent that such change, event, occurrence or development was unknown to the Board of Directors of the Company and was not reasonably foreseeable, in each case, as of the date of this Agreement; provided that the receipt by the Company, the existence or the terms of an Acquisition Proposal or a Superior Proposal shall not, in any event, be deemed to constitute an Intervening Event.

(g) Obligation to Terminate Existing Discussions. The Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. The Company shall, and shall cause its Affiliates to, promptly request any Third Party that has executed a confidentiality or non-disclosure agreement and received any non-public information relating to the Company or any of the Company Subsidiaries during the period between June 1, 2016 and the date of this Agreement return or destroy all confidential information in the possession of such Third Party or its Representatives.

(h) “Stop”, “Look” and “Listen”. Nothing contained in this Agreement shall prohibit the Board of Directors of the Company from (i) complying with its disclosure obligations under United States federal or state law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, it being agreed that the making of such communication containing only the information contemplated by Rule 14d-9f shall not be an Adverse Recommendation Change or (iii) making any disclosure to the Company’s stockholders that is required by Applicable Law; provided, however, that in the case of clause (i), (ii) or (iii), any such disclosure or communication that constitutes or contains an Adverse Recommendation Change shall only be made in compliance with this Section 6.03 (excluding this Section 6.03(h)).

Section 6.04 Access to Information. Subject to the last sentence of this Section 6.04, from the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, upon reasonable written prior notice, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours to the personnel, offices, properties, books and records (including Tax records) of the Company and the Company Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to cooperate with Parent in its investigation of the Company and the Company Subsidiaries. Any investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and the Company Subsidiaries. No information or knowledge obtained in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made by any party hereunder. Notwithstanding anything herein to the contrary, under no circumstances shall the Company, the Company Subsidiaries or their respective Representatives be required to furnish any person with, or be required to provide access to any person to, information about the Company or any of the Company Subsidiaries that is prohibited by any Applicable Law or contractual restraint enforceable upon the Company or any of the Company Subsidiaries, or where such access to information would reasonably be expected to involve the waiver of any attorney-client privilege; provided that the Company will inform Parent of the general nature of the document or information being withheld and reasonably cooperate with Parent to provide such document or information in a manner that would not result in a violation of Law or any such contractual restraint or the loss or waiver of such privilege.

Section 6.05 Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall give Parent the right to review and comment in advance on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Merger, and the right to consult on any settlement with respect to such litigation, and the Company will in good faith take such comments into account. The Company shall promptly notify Parent of the filing of, or the threat of the filing of, any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof. The Company shall not settle or offer to settle any such litigation without the prior written consent of Parent.

Section 6.06 Company Notes. The Company shall use commercially reasonable efforts to comply with its obligations under the Company Notes Indenture that arise as a result of the execution, delivery or performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the delivery of any notices, certificates and opinions required in connection with the transactions contemplated hereby.

Section 6.07 Tax Matters.

(a) From the date hereof until the Effective Time, neither the Company nor any of the Company Subsidiaries shall make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign law), request any Tax ruling from a Governmental Authority, surrender, settle, concede or compromise any material Tax claim, audit or assessment, surrender or settle any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax Asset of the Company or any of the Company Subsidiaries.

(b) The Company and each Company Subsidiary shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all material Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

(c) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of Company Stock in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

Section 6.08 ESPP. Prior to the Effective Time, the Company shall take all actions necessary, including adopting any resolutions or amendments, with respect to the ESPP to: (a) cause the Purchase Period (as defined in the ESPP) ongoing as of the date of this Agreement to be the final Purchase Period under the ESPP and the options under the ESPP to be exercised on the earlier of (i) the scheduled purchase date for such Purchase Period and (ii) the date that is five Business Days prior to the anticipated Effective Time, (b) apply participant accounts in accordance with the ESPP to purchase shares of Company Stock immediately following the termination of such final offering period and (c) terminate the ESPP effective immediately prior to the Closing Date. Any shares of Company Stock so purchased shall be treated in accordance with Section 2.02. All amounts withheld by the Company on behalf of the participants in the ESPP that have not been used to purchase shares of Company Stock prior to the termination of the ESPP will be returned to the participants without interest pursuant to the terms of the ESPP upon the termination of the ESPP.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01 Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Delaware Law and in its capacity as the sole stockholder of Merger Subsidiary, a written consent adopting this Agreement and approve the Merger in accordance with Delaware Law.

Section 7.02 Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) Parent and Merger Subsidiary agree that all rights to indemnification, advancement of expenses and exculpation by the Company or the Company Subsidiaries existing as of the date of this Agreement in favor of each Person who is now, or has been at any time prior to the date of the Agreement or who becomes prior to the Effective Time an officer or director of the Company or the Company Subsidiaries (each an “Indemnified Person”) as provided in the Company Certificate and Company Bylaws or similar governing documents of the Company Subsidiaries, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date of the Agreement and disclosed in Section 7.02 of the Company Disclosure Schedule (the “Indemnification Contracts”) (or with respect to Persons who become a director or officer of the Company prior to the Effective Time, in a form substantially similar the Indemnification Contracts) for acts or omissions occurring prior to the Effective Time (including acts or omissions occurring in connection with this Agreement and the consummation of the Merger) shall be honored by the Surviving Corporation and its Subsidiaries and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such Indemnified Persons. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under any and such Indemnification Contracts.

(b) For six years after the Effective Time, to the fullest extent permitted under Applicable Law, Parent and the Surviving Corporation and any successor to the Surviving Corporation shall, and Parent shall cause the Surviving Corporation or its successor to indemnify, defend and hold harmless each Indemnified Person against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising directly or indirectly, in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), and shall advance and/or reimburse each Indemnified Person for any legal or other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as the same are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Person to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final non appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under Applicable Law; provided however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy as of the date of this Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid prior to the date of this Agreement (the “Premium Cap”) or, if less, the cost of a policy providing coverage on the same terms as the Company’s existing policy as of the date of this Agreement; provided, further, that the Company or Parent may prior to the Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with the maximum coverage available for a total cost equal to the Premium Cap or, if less, the cost of a single premium tail policy providing the same coverage limits as the Company’s existing policy as of the date of this Agreement. If such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available for a total cost equal to the Premium Cap.

(d) The obligations of Parent and the Surviving Corporation under this Section 7.02 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person to whom this Section 7.02 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Person to whom this Section 7.02 applies shall be third party beneficiaries of this Section 7.02, each of whom may enforce the provisions of this Section 7.02).

(e) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers or licenses all or substantially all of its properties and assets (including Intellectual Property Rights) to any Person, then, and in either such case, proper provision shall be made so that each of such successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.02 to the extent of the assets transferred to such successor or assign. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Applicable Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.02 is not prior to, or in substitution for, any such claims under any such policies.

Section 7.03 Employee Matters.

(a) During the period beginning at the Effective Time and ending on the first anniversary of the Closing Date (or such shorter period of employment, as the case may be), Parent shall, or shall cause its Subsidiaries to provide to each employee of the Company or the Company Subsidiaries at the Effective Time (each, a “Covered Employee”), (i) a base salary or rate of pay that is at least equal to such Covered Employee’s base salary or rate of pay immediately prior to the Effective Time, (ii) an incentive pay opportunity that is at least equal, taken in the aggregate and together with base salary or rate of pay, to such Covered Employee’s incentive pay opportunity, taken in the aggregate and together with base salary or rate of pay, immediately prior to the Effective Time (iii) severance benefits that are no less favorable than the severance benefits provided to such Covered Employee immediately prior to the Effective Time and (iv) other compensation and employee benefits that are substantially similar in the aggregate to the other compensation and employee benefits that were provided to such Covered Employee under the Employee Plans immediately prior to the Effective Time, provided that, for purposes of this Section 7.03(a)(iv), Parent and its Subsidiaries shall not be obligated to grant equity to such Covered Employee, but equity granted to such Covered Employee under the Employee Plans prior to the Effective Time shall be considered in determining whether the incentive pay opportunity provided by Parent and/or its Subsidiaries to the applicable Covered Employee after the Effective Time is at least equal to that provided immediately prior to the Effective Time pursuant to Section 7.03(a)(ii).

(b) Crediting of Payments. In the event any Employee Plan under which a Covered Employee receives health, medical, prescription, dental or vision benefits is terminated and such Covered Employee becomes eligible to participate under any employee benefit plan, program, policy or arrangement of Parent or any of its Subsidiaries (each, a “Parent Plan”) following the Effective Time, Parent shall, or shall cause its Subsidiaries to (i) use its or their commercially reasonable efforts to waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to such Covered Employee (and any eligible dependents thereof) for any corresponding Parent Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under the Employee Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan and (ii) provide such Covered Employee with credit for any copayments, coinsurance and deductibles paid under an Employee Plan prior to such Covered Employee’s coverage under any Parent Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the Employee Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan in satisfying any applicable deductible or out-of-pocket requirements under such Parent Plan.

(c) Service Crediting. As of the Effective Time, Parent shall, or shall cause its Subsidiaries to, recognize all service of each Covered Employee prior to the Effective Time with the Company and the Company Subsidiaries reflected in the records of the Company (or any predecessor entities of either to the extent the Company or one of the Company Subsidiaries provides such past-service credit under a similar Employee Plan) for purposes of vesting and eligibility and determining the rate of accrual for leave benefits under any Parent Plan in which such Covered Employees are eligible to participate following the Closing. In no event shall anything contained in this Section 7.03(c) result in any duplication of benefits for the same period of service.

(d) Company 401(k) Plans. At the request of Parent no later than 10 Business Days prior to the Closing Date, the Company shall take all actions necessary so that effective as of immediately prior to the Effective Time, the Company shall terminate any Employee Plan that includes a 401(k) feature pursuant to resolutions of the Company’s Board of Directors that are reasonably satisfactory to Parent. In connection with any termination of such plans, Parent shall permit each Covered Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Covered Employee from such plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries.

(e) Without limiting the generality of Section 11.05, nothing in this Section 7.03, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any Covered Employee or any former Service Provider or any beneficiary or dependent thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of the Company Subsidiaries) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of the Company Subsidiaries) to employ any Covered Employee for any period following the Closing Date.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01 Regulatory Approvals, Notices and Consents.

(a) Subject to the terms and conditions of this Agreement, Parent, Merger Subsidiary and the Company shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including using their commercially reasonable efforts to (i) prepare and file as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement including the commencement or defense of litigation seeking the entry of, or, as the case may be, to effect the dissolution of, any temporary injunction, temporary restraining order or other temporary or appealable order in any suit or proceeding, which would otherwise have the effect of delaying or preventing the consummation of the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that Parent and Merger Subsidiary shall not be required to, and, without the prior written consent of Parent, the Company shall not, (A) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated by this Agreement, or (B) propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise that in the case of the foregoing clauses (A) or (B) would impose or provide for any of the following: (1) any restrictions on the operation of the business of the Company by Parent (including the termination or cancellation of all or a portion of sales contracts with customers), (2) the sale, license, assignment, transfer, lease, or other divestiture or disposition of the assets, properties or businesses of Parent or its Subsidiaries (excluding the Company following the Effective Time), or (3) the sale, license, assignment, transfer, lease or other divestiture or disposition of any assets or businesses of the Company or any Company Subsidiary that would reduce the reasonably anticipated benefits to Parent (including anticipated synergies) of the transactions contemplated by this Agreement in an amount that is financially material relative to the value of the Company and the Company Subsidiaries as a whole (which the Company shall not undertake, propose or agree to without Parent’s consent). Notwithstanding anything in this Agreement to the contrary, neither Parent and Merger Subsidiary, on the one hand, nor the Company and the Company Subsidiaries, on the other hand, shall be required to agree to any term or take any action in connection with obtaining the necessary approvals from Governmental Authorities or third parties that is not conditioned upon the consummation of the Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company shall (x) cooperate in all respects and consult with each other in connection with filings, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (y) promptly inform the other party of any communication received by such party from, or given by such party to, Governmental Authorities, by promptly providing copies to the other party of any such written communications and (z) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with Governmental Authorities, and to the extent not prohibited by a Governmental Authority, give the other party the opportunity to attend and participate in any in-person meetings with that Governmental Authority. The Company shall under no circumstances be required to pay or commit to pay any material amount or incur any material obligation in favor of or offer or grant any material accommodation (financial or otherwise, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any consents, approvals, authorizations or terminations or expirations of any waiting period under any Applicable Law.

(b) Without limiting the generality of the Parent’s and Merger Subsidiary’s undertaking pursuant to Section 8.01(a) but subject thereto, each of Parent and the Company shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 15 Business Days after the date hereof and (ii) make all necessary filings, notifications and other submissions with respect to this Agreement and the transactions contemplated hereby under other applicable Antitrust Laws where such filings, notifications or other submissions are required, as promptly as practicable and, with respect to (i) and (ii) above to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the Antitrust Laws and, subject to the provisions of Section 8.01(a), to use their commercially reasonable efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the Antitrust Laws as soon as practicable.

(c) Without limiting the generality of the Parent’s and Merger Subsidiary’s undertaking pursuant to Section 8.01(a) but subject to the restrictions thereof, Parent and the Company shall use their commercially reasonable efforts to obtain the CFIUS Approval. Such commercially reasonable efforts shall include promptly after the date hereof making any draft and final filings (including joint filings) required in connection with the CFIUS Approval in accordance with the DPA, and providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement within the timeframes required by the DPA, unless CFIUS agrees in writing to an extension of such timeframe; provided, that in the event that CFIUS notifies Parent, Merger Subsidiary or the Company that CFIUS (x) has completed its review or investigation and (y) intends to send a report to the President of the United States recommending that the President act to prohibit the Merger or any of the other transactions contemplated by this Agreement, Parent may request a withdrawal of any filing or notification made to CFIUS; provided, however, that if Parent does not re-file a CFIUS notification within 20 Business Days or such different period of time agreed upon by the parties, a CFIUS Turndown shall be deemed to have occurred.

Section 8.02 Public Announcements. Parent, Merger Subsidiary and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and the Company shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without such consultation; provided, however, that the restrictions set forth in this Section 8.02 shall not apply to any release or public statement (a) required by Applicable Law or any applicable listing authority (in which case the parties shall use commercially reasonable efforts to (i) consult with each other prior to making any such disclosure and (ii) cooperate (at the other party’s expense) in connection with the other party’s efforts to obtain a protective order), (b) issued by the Company in response to or in connection with the receipt and existence of an Acquisition Proposal, or its making of an Adverse Recommendation Change, (c) following any public statement, release or disclosure by the Company in respect of any Acquisition Proposal or Adverse Recommendation Change, issued by Parent with respect to such matters or (d) in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby; provided, further, that (x) each of the Company and Parent may make press releases or public announcements concerning this Agreement or the Merger that consist solely of information previously disclosed in all material respects in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 8.02 and (y) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made by Parent and/or the Company in compliance with this Section 8.02.

Section 8.03 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.04 Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any Legal Proceedings or material claim commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any Company Subsidiary or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any condition set forth in Article 9 not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause any condition set forth in Article 9 not to be satisfied;

provided, that the delivery of any notice pursuant to this Section 8.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.05 Section 16 Matters. Prior to the Effective Time, the Company shall take all steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each officer and director of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.06 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 8.07 Takeover Statutes. If any Takeover Statute shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use commercially reasonable efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 8.08 Director Resignations. The Company shall cause to be delivered to Parent prior to the Closing resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01 Conditions to the Obligations of Each Party. The respective obligations of each of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b) no Applicable Law shall temporarily or permanently make consummation of the Merger illegal or otherwise prohibited;

(c) any applicable waiting period (and any extension thereof) under the HSR Act or any other applicable Antitrust Laws relating to the Merger shall have expired or been terminated; and

(d) the CFIUS Approval shall have been obtained.

Section 9.02 Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following further conditions:

(a) (i) the Company shall have performed or complied in all material respects with all of its obligations and covenants hereunder required to be performed or complied with by it at or prior to the Effective Time, (ii)(A) the representations and warranties of the Company contained in Section 4.05(a), Section 4.05(c) or in any certificate or other writing relating to Section 4.05(a) or Section 4.05(c) delivered by the Company pursuant thereto (other than the information set forth on Section 4.05(a) or Section 4.05(c) of the Company Disclosure Schedule with respect to the holder and the date of grant) shall be true at and as of the date of this Agreement and the Effective Time as if made at and as of such time, other than with respect to de minimis inaccuracies and (B) the representations and warranties of the Company contained in Section 4.01(a), Section 4.02, Section 4.03, the first and third sentences of Section 4.05(b), Section 4.05(d), and Section 4.23 or in any certificate or other writing delivered by the Company relating to Section 4.01(a), Section 4.02, Section 4.03, the first and third sentences of Section 4.05(b), Section 4.05(d), or Section 4.23 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the date of this Agreement and the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), in all material respects, and (C) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the date of this Agreement and the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C), only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) there shall not have occurred since the date of this Agreement any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company, and Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect; and

(c) the Company shall have provided to Parent a certification that complies with the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) to the effect that the shares of Company Stock are not U.S. real property interests within the meaning of Section 897 of the Code.

Section 9.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing Date of the following further conditions:

(a) (i) each of Parent and Merger Subsidiary shall have performed or complied with in all material respects all of its obligations and covenants hereunder required to be performed or complied with by it at or prior to the Effective Time, (ii) the representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality qualifications contained therein) shall be true and correct at and as of the date hereof and the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

ARTICLE 10

TERMINATION

Section 10.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before 11:59 p.m. Pacific time on June 21, 2017 (the “End Date”); provided, however, that if at June 21, 2017 all conditions to the Parties’ obligations to consummate the Merger set forth in Article 9 have been satisfied (other than those of a nature to be satisfied at Closing, but which shall be capable of being satisfied) and other than the conditions set forth in Sections 9.01(c) or (d), then the End Date shall instead be September 21, 2017; provided; further that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement proximately causes or results in the failure of the Merger to be consummated by such time;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable;

(iii) there shall have been a CFIUS Turndown; or

(iv) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained upon a vote taken thereon; or

(c) by Parent, if:

(i) an Adverse Recommendation Change shall have occurred or the Company shall have intentionally breached any of its obligations under Section 6.03 in any material respect; or

(ii) a breach of any representation or warranty or failure to perform or comply with any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and (A) such condition is incapable of being satisfied by the earlier of (1) the End Date and (2) the date that is 30 days following receipt by the Company of written notice of such breach or failure or, (B) if curable, is not cured by the Company by the earlier of (1) the

End Date and (2) the 30th day following receipt by the Company of written notice of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(c)(ii), if, at the time of the delivery of such notice, Parent or Merger Subsidiary is in material breach of its or their obligations under this Agreement.

(d) by the Company, if:

(i) prior to receipt of the Company Stockholder Approval, the Board of Directors of the Company shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement, including Section 6.03(d), in order to enter into a definitive, written agreement concerning a Superior Proposal; provided, that (A) concurrently with such termination, the Company shall enter into such definitive, written agreement for such Superior Proposal and (B) the Company shall have paid any amounts due pursuant to Section 11.04(b) prior to, or concurrently with, such termination; or

(ii) a breach of any representation or warranty or failure to perform or comply with any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and (A) such condition is incapable of being satisfied by the earlier of (1) the End Date and (2) the date that is 30 days following receipt by the Company of written notice of such breach or failure or, if curable, is not cured by Parent by the earlier of (x) the End Date and (y) the 30th day following receipt by Parent of written notice of such breach or failure; provided, that Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(ii), if, at the time of the delivery of such notice, Company is in material breach of its obligations under this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02 Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (a) failure of either party to fulfill a condition to the performance of the obligations of the other party, (b) failure of either party to perform a covenant set forth in this Agreement or (c) breach by either party of any of their representations or warranties set forth in this Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Article 11, and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission and shall be given, if to Parent or Merger Subsidiary, to:

TDK Corporation
3-9-1, Shibaura
Minato-ku, Tokyo 108-0026
Japan
Attention:	Noboru Saito
Facsimile:	+81-3-6852-7164
E-mail:

with a copy to:

Jones Day
3161 Michelson Drive, Suite 800
Irvine, California 92648
Attention:	Jonn Beeson and Kevin Espinola
Facsimile:	1-949-553-7539
E-mail:

with a copy to:

Jones Day
Kamiyacho Prime Place
1-17, Toranomon 4-chome
Minato-ku, Tokyo 105-0001
Japan
Attention:	Stephen DeCosse
Facsimile:	81-3-5401-2725
E-mail:

if to the Company, to:

InvenSense, Inc.
1745 Technology Drive, Suite 200
San Jose, California 95110
Attention:	David Young, General Counsel
Facsimile:	408-452-5753
E-mail:

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304-1115
Attention:	Jorge del Calvo
Allison Leopold Tilley
Facsimile:	650-233-4545
E-mail:

or to such other address, or facsimile number or electronic mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt. In order to be deemed valid notice under this Section 11.01, e-mail notice must state that it constitutes notice under this Agreement and must be followed by written notice delivered by overnight courier or hand-delivered via valid delivery pursuant to such method within two Business Days from the date of the original e-mail notice.

Section 11.02 Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended, supplemented or waived prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, if, but only if, such amendment, supplement or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04 Termination Fees.

(a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Company Termination Fee.

(i) If this Agreement is terminated (A) by Parent pursuant to Section 10.01(c)(i) (provided that if either Parent or the Company terminates this Agreement pursuant to Section 10.01(b)(iv) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 10.01(c)(i), this Agreement shall be deemed to have been terminated pursuant to Section 10.01(c)(i) for purposes of this Section 11.04) or (B) by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $46,700,000 (the “Termination Fee”), in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, prior to or concurrently with, and as a condition to, such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iv), and (B)(1) with respect to termination under Section 10.01(b)(i), after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been publicly announced and (2) with respect to termination under Section 10.01(b)(iv), after the date of this Agreement and prior to the Company Stockholder Meeting, an Acquisition Proposal shall have been publicly announced to the Company’s stockholders and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee. All amounts paid pursuant to this Section 11.04(b) will be by wire transfer of immediately available funds to an account directed by Parent.

(c) Parent Termination Fee

If:

(i) This Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(i), and at the End Date all conditions to Parent’s obligations to consummate the Merger set forth in Article 9, other than the conditions set forth in Section 9.01(b) (solely due to an Applicable Law that is an Antitrust Law or which relates to CFIUS), Section 9.01(c) or Section 9.01(d) have been satisfied (other than those of a nature to be satisfied at Closing, which shall be capable of being satisfied if the Closing Date were the date the notice of termination was delivered); then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee within two Business Days after such termination by wire transfer of immediately available funds to an account directed by the Company; or

(ii) This Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(ii) (solely due to an Applicable Law that is an Antitrust Law) or Section 10.01(b)(iii), and at the termination date all conditions to Parent’s obligations to consummate the Merger set forth in Article 9, other than the conditions set forth in Section 9.01(b) (solely due to an Applicable Law that is an Antitrust Law or which relates to CFIUS), Section 9.01(c) or Section 9.01(d), would have been capable of being satisfied if the Closing Date were the date the notice of termination was delivered; then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee within two Business Days after such termination by wire transfer of immediately available funds to an account directed by the Company.

(d) Other Costs and Expenses. The parties acknowledge that the agreements contained in Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if (i) the Company fails promptly to pay any amount due to Parent pursuant to Section 11.04(b), it shall also pay any reasonable and documented costs and expenses (including reasonable attorney fees) incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made and (ii) Parent fails promptly to pay any amount due to the Company pursuant to Section 11.04(c), it shall also pay any reasonable and documented out of pocket costs and expenses (including reasonable attorney fees) incurred by the Company in connection with a legal action to enforce this Agreement that results in a judgment against Parent or Merger Subsidiary for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(e) Parent’s and Merger Subsidiary’s Sole Remedy. Except in the case of fraud or a willful breach of the Company’s representations, warranties, covenants or agreements set forth in this Agreement prior to termination of this Agreement, and subject to Parent’s and Merger Subsidiary’s rights set forth in Section 11.11, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 11.04(b), shall under the circumstances in which a Company Termination Fee becomes payable, be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Parent and Merger Subsidiary against the Company or any Company Subsidiary for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated, except that the Company shall remain obligated for, and Parent and its Affiliates may be entitled to remedies with respect to, the provisions and agreements surviving such termination pursuant to Section 10.02. The receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Subsidiary, each of their Affiliates and Representatives and any other Person in connection with this Agreement (and the termination hereof), the Merger (and the abandonment or termination thereof) or any matter forming the basis for such termination and such payment shall not be deemed a penalty.

(f) Company’s Sole Remedy. Except in the case of fraud or a willful breach of Parent’s or Merger Subsidiary’s representations, warranties, covenants or agreements set forth in this Agreement prior to termination of this Agreement, and subject to the Company’s rights set forth in Section 11.11, the Company’s right to terminate this Agreement and receive the Parent

Termination Fee pursuant to Section 11.04(c), shall under the circumstances in which a Parent Termination Fee becomes payable, be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company against Parent or Merger Subsidiary for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated, except that the Parent and Merger Subsidiary shall remain obligated for, and the Company and its Affiliates may be entitled to remedies with respect to, the provisions and agreements surviving such termination pursuant to Section 10.02. The receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company and its Affiliates and Representatives and any other Person in connection with this Agreement (and the termination hereof), the Merger (and the abandonment or termination thereof) or any matter forming the basis for such termination and such payment shall not be deemed a penalty.

(g) Single Payment Only. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not such Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

Section 11.05 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.02 and this Section 11.05, shall inure to the benefit of the parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for (i) each Indemnified Person as set forth in Section 7.02 of this Agreement, (ii) the Company on behalf of the Company’s stockholders to pursue damages (including claims for damages based on loss of the economic benefits of the transactions to the Company’s stockholders) in the event of the breach of this Agreement prior to the Closing Date by Parent or Merger Subsidiary as provided in Section 10.02, which right is hereby expressly acknowledged and agreed by Parent and Merger Subsidiary, and (iii) as expressly set forth in this Agreement. The third-party beneficiary rights referenced in clause (ii) of the preceding sentence may be exercised only by the Company (on behalf of the Company’s stockholders as their agent) through actions expressly approved by the Company’s Board of Directors, and no Company stockholder whether purporting to act in its capacity as a Company stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, will have any right or ability to exercise or cause the exercise of any such right.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, (i) by written notice to the Company, to a wholly-owned direct or indirect Subsidiary of Parent to participate in the Merger in lieu of Parent or Merger Subsidiary, in which event all references herein to Parent or Merger Subsidiary, as applicable, shall be deemed references to such other Subsidiary; provided that any such assignment shall not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or otherwise materially impair the rights of the Company under this Agreement and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.06 Governing Law; Jurisdiction. This Agreement and all actions (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement, the Merger shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. All Legal Proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement, the Merger shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such Legal Proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Legal Proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

Section 11.07 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.08 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 11.09 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11 Specific Performance. The Company, Parent and Merger Subsidiary acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement required to be performed by any of the parties were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, in the event of any breach or threatened breach by any party of any covenant or obligation contained in this Agreement, the Company or Parent shall be entitled to obtain, without proof of actual damages (and in addition to any other remedy to which such party may be entitled at law or in equity): (a) a decree or order from a court of competent jurisdiction of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction from a court of competent jurisdiction restraining such breach or threatened breach. Each party hereby waives any requirement for the securing or posting of any bond in connection with any such remedy.

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page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

INVENSENSE, INC.

By:	/s/ Behrooz Abdi
Name: Behrooz Abdi
Title: President & CEO

TDK CORPORATION

By:	/s/ Shigenao Ishiguro
Name: Shigenao Ishiguro
Title: President & CEO

TDK SENSOR SOLUTIONS CORPORATION

By:	/s/ Francis J. Sweeney
Name: Francis J. Sweeney
Title: President & Chief Executive Officer